SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 31, 2019

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Nokia stock exchange release dated January 31, 2019: Nokia Corporation Financial Report for

Q4 and Full Year 2018

Report for Q4 and Full Year 2018

INTERIM REPORT
January 31, 2019

Nokia Corporation

Financial Statement Release
January 31, 2019 at 08:00 (CET +1)

Nokia Corporation Financial Report for Q4 and Full Year 2018

Nokia delivers strong growth and improved profitability in Q4; strategic momentum in Software and Enterprise

•                  Board of Directors plans to propose a dividend of EUR 0.20 per share for 2018, up 5% compared to EUR 0.19 for 2017

This is a summary of the Nokia Corporation financial report for Q4 and full year 2018 published today. The complete financial report for Q4 and full year 2018 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our financial reports only, but should review the complete financial reports with tables.

RAJEEV SURI, PRESIDENT AND CEO, ON Q4 2018 RESULTS

Nokia ended the year with a strong fourth quarter. We saw the second consecutive quarter of year-on-year sales growth across all five of our Networks business groups, as well as improved profitability in both Networks and Nokia Technologies. The execution of our strategy also proceeded well, with the work we have put into building a solid foundation for Nokia Software showing clear results and our enterprise business rapidly becoming a pillar of growth.

Looking forward, I expect Nokia’s performance to strengthen for the full year 2019 versus 2018 and our view of a fast and meaningful shift to 5G remains unchanged. Given that 5G rollouts will be staggered over the course of the year, we expect 2019 to have a soft first half followed by a much more robust second half.

Over the longer-term, we expect a virtuous cycle of investment, where operators update their networks across multiple domains — from optical to macro radio, fixed wireless access to cloud core, small cells to IP routing, network agnostic software and more. Following this, we expect a second wave where industrial customers will invest in private wireless technology including LTE and 5G-ready networks. With our end-to-end portfolio, Nokia is well-positioned to tap this extended cycle.

Q4 and January-December 2018 reported and non-IFRS results. Refer to note 1, “Basis of Preparation”, note 2, “Non-IFRS to reported reconciliation” and note 15, “Performance measures”, in the “Financial statement information” section for details.

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EUR million (except for EPS in EUR)	Q4’18	Q4’17	YoY change		Constant currency YoY change	Q1- Q4’18	Q1- Q4’17	YoY change		Constant currency YoY change
Net sales	6 869	6 651	3%		3%	22 563	23 147	(3)%		1%
Operating profit/(loss)	552	419	32%			(59)	16
Operating margin %	8.0%	6.3%	170	bps		(0.3)%	0.1%	(40	)bps
EPS, diluted	0.03	(0.07)				(0.10)	(0.26)
Operating profit/(loss) (non-IFRS)	1 120	1 004	12%			2 180	2 587	(16)%
Operating margin % (non-IFRS)	16.3%	15.1%	120	bps		9.7%	11.1%	(140	)bps
EPS, diluted (non-IFRS)	0.13	0.13	0%			0.23	0.33	(30)%
Net cash and current financial investments	3 051	4 514	(32)%			3 051	4 514	(32)%

•                  Net sales in Q4 2018 were EUR 6.9bn, compared to EUR 6.7bn in Q4 2017. Net sales grew by 3% year-on-year, on both a reported and constant currency basis. Our robust topline performance reflects the strong competitiveness across our portfolio and that our strategy execution is tracking well. We maintained good momentum, with strong 5G customer engagement in all key markets, particularly strong performance in Nokia Software and solid performance in our enterprise business.

•                  Non-IFRS diluted EPS in Q4 2018 was EUR 0.13, compared to EUR 0.13 in Q4 2017. Particularly strong execution in Q4 enabled us to achieve our full year 2018 operational guidance, with year-on-year operating profit growth in Networks, as well as in Nokia Technologies on a recurring basis. Non-IFRS diluted EPS increased by EUR 0.02 year-on-year on a recurring basis, driven by our gross profit performance and continued operating expense reduction, partially offset by foreign exchange hedging and higher income tax expenses.

•                  Reported diluted EPS in Q4 2018 was EUR 0.03, compared to negative EUR 0.07 in Q4 2017, primarily driven by lower income tax expenses and our gross profit performance, partially offset by lower one-time licensing net sales, foreign exchange hedging and higher financial expenses.

•                  In Q4 2018, net cash and current financial investments increased sequentially by approximately EUR 1.2bn and we ended 2018 with a strong financial position. In Q4 2018, net cash from operating activities benefitted from strong seasonality and positive changes in net working capital. Consequently, recurring free cash flow for full year 2018 was slightly negative.

ANNUAL DISTRIBUTION TO SHAREHOLDERS

The dividend to shareholders is Nokia’s principal method of distributing earnings to shareholders. Over the long term, Nokia targets to deliver an earnings-based growing dividend by distributing approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and

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expected cash flow generation. Beginning with the distribution for 2018, Nokia plans to pay dividends in quarterly installments. In addition, Nokia intends to implement a dividend fee for American Depository Receipt (ADR) holders.

For 2018, Nokia’s Board of Directors plans to propose that the Annual General Meeting in 2019 authorizes the Board to resolve on the maximum annual distribution of EUR 0.20 per share, compared to EUR 0.19 for 2017, to be paid quarterly during the authorization period, unless the Board decides otherwise for a justified reason. The Board would make separate resolutions on each distribution and such resolutions would be separately disclosed following the Annual General Meeting 2019 and in connection with our financial reports for Q2, Q3 and Q4. The annual distribution would be paid as quarterly dividends from retained earnings and/or assets from the fund for invested unrestricted equity.

At the end of 2018, the distributable funds on the statement of financial position of the parent company amounted to EUR 17 393 million, including EUR 15 197 million of invested unrestricted equity. The Board proposal to the Annual General Meeting will be published in connection with other proposals later in the spring.

NEW FINANCIAL REPORTING STRUCTURE BEGINNING Q1 2019

Nokia announced organizational changes to accelerate its strategy execution on October 25, November 22 and December 31, 2018. Nokia will revise its financial reporting structure to better reflect its strategy, organizational structure and the way it evaluates operational performance and allocates resources. As of the first quarter 2019, Nokia will have three reportable segments: (i) Networks, (ii) Nokia Software and (iii) Nokia Technologies. In addition, Nokia will disclose segment-level data for Group Common and Other.

For each reportable segment, Nokia will provide detailed financial disclosure, including net sales and operating profit. Additionally, Nokia will provide adjusted financial disclosure for its Networks and Nokia Software reportable segments, with amounts related to Nokia Technologies and Nokia Bell Labs allocated 85% to Networks and 15% to Nokia Software. This is also in accordance with industry practice and improves comparability with peer companies.

In addition, Nokia will provide net sales disclosure for the following businesses: (i) Mobile Access, (ii) Fixed Access, (iii) IP Routing and (iv) Optical Networks, which together comprise the new Networks reportable segment. Nokia will also provide separate net sales disclosure for its different customer types: (i) Communication Service Providers, (ii) Enterprises and (iii) Licensees. Net sales by region will be provided at the Nokia level.

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To provide a basis for comparison, Nokia will present a recasting of financial results on an unaudited basis for all four quarters of 2018 prior to publishing its Q1 2019 financial report. Note that certain reclassifications will be made in order to reflect the new organizational structure of the company, the most significant of which are: (i) activities related to our cloud core offering will be reclassified from the former Mobile Networks business group and former Global Services reportable segment to the new Nokia Software reportable segment and (ii) activities related to the former Mobile Networks business group and former Global Services reportable segment that are not reclassified to the new Nokia Software reportable segment will be reported together under the new Mobile Access business.

OUTLOOK

We are now providing guidance at the Nokia level, in alignment with how we manage our business. This is also intended to improve comparability with peer companies.

Metric	Full Year 2019 (new)	Full Year 2020
Non-IFRS diluted earnings per share	EUR 0.25 - 0.29	EUR 0.37 - 0.42
Non-IFRS operating margin	9 - 12%	12 - 16%
Recurring free cash flow(1)	Slightly positive	Clearly positive
Annual distribution to shareholders

Over the long term, Nokia targets to deliver an earnings-based growing dividend by distributing approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and expected cash flow generation. The annual distribution would be paid as quarterly dividends.

(1)Free cash flow = net cash from operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Key drivers of Nokia’s outlook

Net sales and operating margin for Networks and Nokia Software are expected to be influenced by factors including:

•                  Our expectation that we will outperform our primary addressable market in full year 2019 and over the longer-term, driven by our strategy, which includes competing in 5G more effectively due to our strong end-to-end portfolio, focusing on targeted growth opportunities in attractive adjacent markets and building a strong network agnostic software business. On a constant currency basis, we expect our primary addressable market to be flattish in full year 2019 (this is an update to earlier commentary for growth) and to grow in full year 2020;

•                  The timing of completions and acceptances of certain projects, particularly related to 5G. Based on the evolving readiness of the 5G ecosystem and the staggered nature of 5G rollouts in lead countries, we expect full year 2019 to follow a similar pattern as full year 2018:

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a soft first half followed by a robust second half, with a particularly weak Q1 (new commentary);

•                  Our expectation that we will improve our R&D productivity and reduce support function costs through the successful execution of our cost savings program;

•                  Potential mergers or acquisitions by our customers;

•                  Our product and regional mix; and

•                  Macroeconomic, industry and competitive dynamics.

Net sales and operating margin for Nokia Technologies is expected to be influenced by factors including:

•                  The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•                  Results in brand and technology licensing;

•                  Costs to protect and enforce our intellectual property rights; and

•                  The regulatory landscape.

Additionally, our outlook is based on the following assumptions:

•                  Nokia’s recurring free cash flow is expected to improve over the longer-term due to lower cash outflows related to restructuring and network equipment swaps and improved operational results over time;

•                  Non-IFRS financial income and expenses to be an expense of approximately EUR 300 million in full year 2019 and over the longer-term;

•                  Non-IFRS income taxes at a rate of approximately 28% in full year 2019 and approximately 25% over the longer-term, subject to the absolute level of profits, regional profit mix and changes to our operating model;

•                  Cash outflows related to income taxes of approximately EUR 450 million in full year 2019 and over the longer term until our US or Finnish deferred tax assets are fully utilized; and

•                  Capital expenditures of approximately EUR 700 million in full year 2019 and approximately EUR 600 million over the longer-term.

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NOKIA FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q4’18	Q4’17	YoY change		Constant currency YoY change	Q1- Q4’18	Q1- Q4’17	YoY change		Constant currency YoY change
Net sales	6 869	6 651	3%		3%	22 563	23 147	(3)%		1%
Nokia’s Networks business	6 215	5 827	7%		6%	20 121	20 523	(2)%		2%
Nokia Technologies	423	554	(24)%		(24)%	1 501	1 654	(9)%		(9)%
Group Common and Other	255	302	(16)%		(12)%	1 021	1 115	(8)%		(4)%
Non-IFRS exclusions	(3)	(17)	(82)%			(17)	(75)	(77)%
Gross profit	2 761	2 593	6%			8 446	9 139	(8)%
Operating profit/(loss)	552	419				(59)	16
Nokia’s Networks business	841	647	30%			1 199	1 711	(30)%
Nokia Technologies	347	389	(11)%			1 203	1 124	7%
Group Common and Other	(68)	(31)				(221)	(248)
Non-IFRS exclusions	(568)	(585)	(3)%			(2 239)	(2 571)	(13)%
Operating margin %	8.0%	6.3%	170	bps		(0.3)%	0.1%	(40	)bps
Gross profit (non-IFRS)	2 915	2 762	6%			9 035	9 674	(7)%
Operating profit/(loss) (non-IFRS)	1 120	1 004	12%			2 180	2 587	(16)%
Operating margin % (non-IFRS)	16.3%	15.1%	120	bps		9.7%	11.1%	(140	)bps
Financial income and expenses	(89)	(41)	117%			(313)	(537)	(42)%
Income taxes	(278)	(772)				(189)	(927)
Profit/(loss) for the period	203	(378)	(154)%			(549)	(1 437)	(62)%
EPS, diluted	0.03	(0.07)				(0.10)	(0.26)
Financial income and expenses (non-IFRS)	(110)	(73)	51%			(358)	(280)	28%
Income taxes (non-IFRS)	(288)	(232)	24%			(563)	(443)	27%
Profit/(loss) for the period (non-IFRS)	741	716	3%			1 272	1 875	(32)%
EPS, diluted (non-IFRS)	0.13	0.13	0%			0.23	0.33	(30)%

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

Nokia, Q4 2018 compared to Q4 2017

Nokia non-IFRS and reported net sales both grew approximately 3% year-on-year. On a constant currency basis, Nokia non-IFRS net sales grew approximately 2% year-on-year and Nokia reported net sales grew approximately 3% year-on-year.

Reported net sales in Q4 2018, excluding approximately EUR 60 million (EUR 210 million in Q4 2017) of one-time licensing net sales, grew by 6% year-on-year, with growth across all five of our Networks business groups, as well as in Nokia Technologies, driven by particularly strong execution.

In our Networks business, our order backlog was strong at the end of Q4 2018, and we continue to see strong customer engagement related to 5G across multiple parts of our portfolio, including radio, cloud core, transport, IP routing and network agnostic software. We continued to build momentum in

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our end-to-end strategy, including good performance converting our sales pipeline into net sales. At the end of Q4 2018, approximately 41% of our sales pipeline was comprised of cross-business group deals. We also made progress with our strategy to diversify and grow, with particularly strong performance in Nokia Software and continued solid performance in our enterprise business.

In our Networks business, higher operating expenses were due to customer trials related to 5G, as well as higher pre-sales expenses to drive future growth and higher returns, partially offset by the benefits from our cost savings program and lower incentive accruals.

In Nokia Technologies, the decrease in net sales on a year-on-year basis was primarily due to lower one-time licensing net sales. On a recurring basis, we maintained our strong track record, with 11% year-on-year growth. Also, we continued to make good progress in patent licensing, extending our patent licensing agreement with Samsung and signing a new patent license agreement with OPPO, further validating our global licensing program.

Nokia non-IFRS diluted EPS amounted to EUR 0.13, compared to EUR 0.13 in the year-ago period. Non-IFRS diluted EPS increased by EUR 0.02 year-on-year on a recurring basis. The increase in non-IFRS diluted EPS, on a recurring basis, was primarily driven by higher gross profit across all three reportable segments of our Networks business and improved recurring gross profit performance in Nokia Technologies, as well as lower operating expenses in Nokia Technologies, partially offset by a net negative fluctuation in other income and expense related to foreign exchange hedging, higher income tax expenses and higher financial expenses.

Nokia reported diluted EPS amounted to EUR 0.03, compared to negative EUR 0.07 in the year-ago period, primarily driven by lower income tax expenses, related to the re-measurement of deferred tax assets, which resulted in deferred tax expenses and allowances of EUR 143 million, compared to EUR 738 million in the fourth quarter 2017. In addition, Nokia reported diluted EPS was driven by higher gross profit across all three reportable segments of our Networks business and improved recurring gross profit performance in Nokia Technologies, partially offset by a net negative fluctuation in other income and expense related to foreign exchange hedging and higher financial expenses.

Nokia, January-December 2018 compared to January-December 2017

Nokia reported net sales decreased 3% year-on-year. On a constant currency basis, Nokia reported net sales grew 1% year-on-year.

In our Networks business, our order backlog was strong at the end of Q4 2018, and we continue to see strong customer engagement related to 5G across multiple parts of our portfolio, including radio, cloud core, transport, IP routing and network agnostic software. We continued to build momentum in our end-to-end strategy, including good performance converting our sales pipeline into net sales. At the end of Q4 2018, approximately 41% of our sales pipeline was comprised of cross-business group deals. We also made progress with our strategy to diversify and grow, with continued strong performance in both our enterprise business and in Nokia Software.

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In Nokia Technologies, the decrease in net sales on a year-on-year basis was primarily due to lower one-time licensing net sales. On a recurring basis, we maintained our strong track record, with 11% year-on-year growth. Also, we continued to make good progress in patent licensing, extending our patent licensing agreement with Samsung and signing a new patent license agreement with OPPO, further validating our global licensing program.

Nokia reported operating loss amounted to EUR 59 million, compared to an operating profit of EUR 16 million in the year-ago period. This was primarily driven by lower gross profit across all three reportable segments in our Networks business, lower one-time licensing net sales in Nokia Technologies and a negative impact from foreign exchange hedging. This was partially offset by lower restructuring and associated charges and lower impairment of assets.

Nokia reported diluted EPS amounted to negative EUR 0.10, compared to negative EUR 0.26 in the year-ago period. This was primarily driven by lower income tax expenses, related to the re-measurement of deferred tax assets, which resulted in deferred tax expenses and allowances of EUR 155 million, compared to EUR 815 million in full year 2017. In addition, Nokia reported diluted EPS was driven by the absence of expenses related to the early redemption of debt, partially offset by lower gross profit across all three reportable segments in our Networks business, lower restructuring and associated charges, lower one-time licensing net sales in Nokia Technologies and a negative impact from foreign exchange hedging.

CASH AND CASH FLOW IN Q4 2018

EUR million, at end of period	Q4’18	Q3’18	QoQ change	Q4’17	YTD change
Total cash and current financial investments(1)	6 873	5 612	22%	8 280	(17)%
Net cash and current financial investments(1)	3 051	1 876	63%	4 514	(32)%

(1) For details, please refer to note 9, “Net cash and current financial investments”, and note 15, “Performance measures”, in the “Financial statement information” section in this report.

During the fourth quarter 2018, Nokia’s total cash and current financial investments increased by EUR 1 261 million and Nokia’s net cash and current financial investments (“net cash”) increased by EUR 1 175 million.

Foreign exchange rates had an approximately EUR 120 million negative impact on net cash, primarily related to negative impacts from certain hedging activities, partially offset by related positive impacts in liabilities within net working capital.

In the fourth quarter 2018, net cash from operating activities was EUR 1 386 million:

•                  Nokia’s adjusted profit before changes in net working capital was EUR 980 million in the fourth quarter 2018.

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•                  In the fourth quarter 2018, Nokia generated an increase in net cash related to net working capital of approximately EUR 400 million. Excluding approximately EUR 140 million of restructuring and associated cash outflows, Nokia generated an approximately EUR 540 million increase in net cash related to net working capital, primarily due to an increase in liabilities, and, to a lesser extent, a decrease in receivables and a decrease in inventories.

•                 The decrease in receivables was approximately EUR 50 million, primarily due to an increase in the sale of receivables, partially offset by the seasonal increase in receivables.

•                 The decrease in inventories was approximately EUR 30 million, primarily due to a seasonal decrease in inventories, partially offset by our decision to ensure sufficient flexibility to deliver higher levels of equipment sales, particularly related to 5G.

•                 The increase in liabilities was approximately EUR 460 million, primarily due to the seasonal increase in accounts payable, as well as our efforts to drive better accounts payable terms.

•                  In addition, cash taxes amounted to an inflow of approximately EUR 10 million, benefitting from a tax refund of approximately EUR 110 million.

In the fourth quarter 2018, net cash used in investing activities primarily related to capital expenditures of approximately EUR 170 million. This was partially offset by approximately EUR 80 million of cash inflows related to the sale of certain assets.

2016-2018 Cost savings program

In the fourth quarter 2018, we completed the restructuring activities related to our 2016-2018 cost savings program and achieved the overall EUR 1.2 billion of recurring annual cost savings that we targeted.

The following table summarizes the financial information related to our 2016-2018 cost savings program, as of the end of the fourth quarter 2018. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program. Note that this table does not include future expectations related to our 2019-2020 cost savings program announced on October 25, 2018.

In EUR million, approximately	Q4’18
Opening balance of restructuring and associated liabilities	710
+ Charges in the quarter	60
- Cash outflows in the quarter	140
= Ending balance of restructuring and associated liabilities	630
of which restructuring provisions	490
of which other associated liabilities	140

Total expected restructuring and associated charges	1 600
- Cumulative recorded	1 600
= Charges remaining to be recorded	0

Total expected restructuring and associated cash outflows	2 100
- Cumulative recorded	1450
= Cash outflows remaining to be recorded	650

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The following table summarizes results related to our 2016-2018 cost savings program, as well as network equipment swaps. Note that this table does not include future expectations related to our 2019-2020 cost savings program announced on October 25, 2018.

				Actual
				Cumulative	Expected amounts for
In EUR million, approximately	Actual	Actual	Actual	through the	FY 2019 and
rounded to the nearest EUR 50 million	2016	2017	2018	end of 2018	beyond	Total
Recurring annual cost savings	550	250	400	1 200	0	1 200
- operating expenses	350	150	250	750	0	750
- cost of sales	200	100	150	450	0	450
Restructuring and associated charges	750	550	300	1 600	0	1 600
Restructuring and associated cash outflows	400	550	500	1 450	650	2 100
Charges related to network equipment swaps	150	450	550	1 150	150	1 300
Cash outflows related to network equipment swaps	150	450	550	1 150	150	1 300

2019-2020 Cost savings program

The following table summarizes our future expectations related to our new 2019-2020 cost savings program, as well as the remaining cash outflows related to our 2016-2018 program and network equipment swaps.

	Remaining	Expected
	from the	from the	Expected amounts for
In EUR million, approximately	2016-2018	2019-2020		FY 2020 and
rounded to the nearest EUR 50 million	program	program	FY 2019	beyond	Total
Recurring annual cost savings	0	700	200	500	700
- operating expenses	0	500	150	350	500
- cost of sales	0	200	50	150	200
Restructuring and associated charges	0	900	550	350	900
Restructuring and associated cash outflows	650	900	700	850	1 550
Charges related to network equipment swaps	150	0	150	0	150
Cash outflows related to network equipment swaps	150	0	150	0	150

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The above table includes future expectations related to our cost savings program announced on October 25, 2018, as well as the remaining cash outflows related to our 2016-2018 program and network equipment swaps. We expect our 2019-2020 cost savings program to result in a net EUR 700 million reduction of non-IFRS operating expenses and production overheads in full year 2020 compared to full year 2018, of which EUR 500 million is expected to come from operating expenses and EUR 200 million is expected to come from cost of sales. The related restructuring charges and cash outflows are both expected to total EUR 900 million. The remaining balance of expected cash outflows related to our 2016-2018 cost savings program, amounting to EUR 650 million at the end of 2018, has been included as part of our new 2019-2020 cost savings program table above. Thus, total remaining cash outflows are expected to be EUR 1 550 million.

Under the cost reduction program announced on October 25, 2018, Nokia intends to target substantial savings while continuing to make further investments to drive future growth and higher returns. The savings are expected to come from a wide range of areas, including investments in digitalization to drive more automation and productivity, further process and tool simplification, significant reductions in central support functions to reach best-in-class cost levels, prioritization of R&D programs to best create long-term value, a sharp reduction of R&D in legacy products, driving efficiency from further application of our best-in-class common software foundation and innovative software development techniques, the consolidation of selected cross-company activities and further reductions in real estate and other overhead costs.

OPERATIONAL HIGHLIGHTS

Nokia marked its Q4 2018 with the announcements of key organizational changes to further the company’s leadership position as 5G commercialization gets underway; and with a strong finish in delivering on its strategic commitments.

The organizational changes consisted at a high level of the following:

Tommi Uitto was appointed President of Mobile Networks after previously leading Mobile Networks Product Sales. At the end of Q4, Sandra D. Motley was named President of Fixed Networks, having previously served as Fixed Networks’ COO.

Second, the realignment of Nokia’s customer-facing organization into two regional groups in order to sharpen customer focus with the acceleration of the 5G era. One regional group covers the Americas, while the other is responsible for Europe, Middle East & Africa and Asia-Pacific.

As part of that announcement, Ricky Corker was appointed President of Customer Operations, Americas, and Federico Guillén, previously President of Nokia’s Fixed Networks Business Group, was appointed as President of Customer Operations, EMEA & APAC. In addition to his new role, Corker continues in his previous role as Executive Vice President and President, North America.

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Third, the creation of Nokia Enterprise, which consolidates all of Nokia’s fast-growing enterprise-specific activities into one focused organization as of January 1, 2019. Kathrin Buvac was named President of Nokia Enterprise and she continues to serve as Nokia’s Chief Strategy Officer.

Fourth, the tailoring of Mobile Networks’ operational focus on mobile radio products and consolidating all of Nokia’s Cloud Core activities and accountability into Nokia Software. All core networking activities previously in the Mobile Networks and Global Services Business Groups were moved to Nokia Software as of January 1, 2019.

In the first pillar of our strategy, leading in high-performance, end-to-end networks with communication service providers:

Nokia and Qualcomm announced the successful achievement of 5G New Radio (NR) data calls in both the millimeter wave (mmWave) and sub-6 GHz spectrum bands, an important step for enabling 5G deployments across operator networks around the world.

Nokia and the China Mobile Research Institute announced the industry’s first hybrid indoor radio solution with location services to meet 5G connectivity demands inside busy large buildings and to help lower operator deployment costs.

Nokia deployed its 5G site for South African operator, rain, with the full rollout of Nokia’s AirScale radio access network solution scheduled to start in the first quarter of 2019.

Nokia announced that Telenor Group will deploy Nokia’s AirGile cloud-native core solution to transform the operator’s mobile network operations in Denmark, Sweden and Norway as it prepares for the eventual rollout of 5G in those markets. Telenor will use Nokia’s AirFrame data center and Cloud Packet core solutions, Nuage Networks’ SDN technologies and the company’s CloudBand Management and Orchestration Software (MANO).

Lebanon’s Alfa said it will roll out Nokia’s 4.5G Pro technology using Nokia’s 5G-ready AirScale radio platform. The development moves Alfa toward providing IoT services and deploying Lebanon’s first 5G network planned for 2019.

Nokia and Brazil’s Oi signed a long-term agreement to increase network speed and capacity and to enhance mobile and fixed broadband service performance in Brazil, while preparing for the future introduction of 5G.

In addition, Nokia’s Nuage Networks had multiple announcements with service providers including the launch of a new BT SD-WAN service that helps leading water treatment and chemicals distributor IXOM of Australia and New Zealand deliver a digital transformation; and another with Claro Argentina, which launched a Nokia SD-WAN solution to connect enterprises to cloud resources and applications.

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Nokia helped Hutchison 3 Indonesia increase network efficiency on the operator’s LTE network and boost customer experience, using Nokia AVA cognitive services platform.

Nokia was rated the number one vendor for IMS VoLTE and the leader in Small Cells, according to GlobalData; while industry consultant, Ovum, rated Nokia as having the best competitive position among LTE and 5G RAN vendors.

Nokia is starting to see results of its diversification strategy within Fixed Networks with key wins in a number of areas: next generation copper (G.fast) with nbn; next generation 10 Gig fiber with Hotwire in the U.S. and INEA in Poland; initial market success for Nokia whole-home WiFi with AIS Fibre in Thailand and Oi in Brazil; and the first European deployment of unified cable access with Netia in Poland. Nokia also launched fixed networks slicing and multi-vendor ONU interconnectivity in the quarter.

Nokia introduced its new Wavesuite open software applications to modernize optical networks. And, in a first in Africa, Nokia said it was powering a 200G optical service on Telecom Egypt’s Delta Backbone Network, doubling existing capacity.

In the second pillar of our strategy, expanding network sales to select vertical markets needing high-performing, secure networks:

Nokia unveiled its “Future X for industries” strategy and architecture, which leverages digital transformation technologies to catalyze productivity and economic growth for enterprises.

Nokia had a number of LTE developments in the quarter: the deployment with China Unicom of a private LTE network for a smart manufacturing BMW plant in China; plans to roll out a private LTE network for the Brazilian power distributor, Elektro, to strengthen the company’s power grid reliability and operating efficiency; and plans to build a private LTE network for the Port of HaminaKotka, the biggest in Finland, in conjunction with the Finnish LTE provider, Ukkoverkot.

Nokia progressed with testing of 5G for industrial applications. Nokia, ABB and Kalmar (part of Cargotec) successfully conducted industrial trials that leverage the low latency capabilities of 5G to support time-critical applications and to enhance protection and efficiency in smart electricity grid.

The Hamburg Port Authority, Deutsche Telekom, and Nokia also tested new aspects of 5G standards at the Port of Hamburg in Germany with use cases that included data glasses for engineers, connected traffic lights, and sensors on ships.

Nokia also made multiple announcements around Smart Cities. Nokia said it will power BSNL’s Smart Telecom Pole project, which will provide connectivity and be integrated with smart LED lighting systems, CCTV cameras, digital billboards and environmental sensors. Nokia and Dell EMC announced a smart city collaboration project to deliver goods using semi-autonomous barges in the Dutch city of Delft.

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Nokia and STC said they will collaborate on the launch of a pilot network in Saudi Arabia, the first trial of its kind in MEA that will showcase Nokia’s latest LTE-based air-to-ground technology, which provides significant advantages over traditional satellite-based communications system for in-flight broadband systems.

Nokia and Bharat Sanchar Nigram Limited (BSNL), India’s leading government service provider, signed a memorandum of understanding to explore opportunities in the public safety arena.

Nokia and Infosys announced a strategic alliance to drive digital transformation in a number of fast-growing vertical markets, including transportation, energy and manufacturing. The two companies are developing joint solutions to address the needs of specific customer sets.

In the third pillar of our strategy, developing a strong, software business at scale:

In the quarter, Nokia Software continued to demonstrate the strength of its network agnostic portfolio with strong orders and net sales momentum in accounts, including AT&T, Bharti Airtel, Colombia Telecomunicaciones, KDDI, Rakuten, Reliance, STC, Telkom Kenya, T-Mobile, Togocel, and Verizon.

Nokia launched an upgrade to its CloudBand Infrastructure Software solution in order to help communication service providers secure their 5G cloud deployments. The upgrade streamlines operational procedures by providing a single Network Function Virtualization Infrastructure/Virtualized Infrastructure Manager (NFVI/VIM) for all cloud deployment needs.

DNA announced it will start the deployment of a cloud service platform based on Nokia’s CloudBand Infrastructure Software and Nuage Networks solutions to develop and strengthen its networks for the future needs of 5G technology.

In its latest annual report released in November, Analysys Mason ranked Nokia #1 in telecom product software revenues and #2 in combined telecom product and product-related services revenues.

In the fourth pillar of our strategy, now focused primarily on licensing:

Nokia signed a patent license agreement with OPPO, under which the Chinese smartphone maker will make payments to Nokia for a multi-year period.

Nokia’s brand licensee, HMD Global, announced new products including the Nokia 8.1, the newest addition to its smartphone value flagship range; the Nokia 7.1, the first smartphone to come with PureDisplay screen technology; and the Nokia 3.1 Plus, the most affordable Nokia branded smartphone with a dual-camera.

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RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G and our ability to capitalize on such rollout; and the overall readiness of the 5G ecosystem ; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our 2019-2020 cost savings program; L) expectations, plans or benefits related to future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout new products, including 5G; and M) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “see”, “target”, “estimate”, “designed”, “aim”, “plan”, “intend”, “influence”, “assumption”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.  Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to

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successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-

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related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The financial report was authorized for issue by management on January 30, 2019.

•                  Nokia plans to publish its “Nokia in 2018” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 12 of 2019. The annual report will be available at www.nokia.com/financials.

•                  Nokia plans to publish its first quarter 2019 results on April 25, 2019.

•                  Nokia’s Annual General Meeting 2019 is planned to be held on May 21, 2019.

•                  Nokia plans to publish its second quarter and half year 2019 results on July 25, 2019.

•                  Nokia plans to publish its third quarter and January-September 2019 results on October 24, 2019.

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 5.7 billion

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subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

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Report for Q4 and Full Year 2018

Nokia delivers strong growth and improved profitability in Q4; strategic momentum in Software and Enterprise

•                  Board of Directors plans to propose a dividend of EUR 0.20 per share for 2018, up 5% compared to EUR 0.19 for 2017

Rajeev Suri, President and CEO, on Q4 2018 results

Nokia ended the year with a strong fourth quarter. We saw the second consecutive quarter of year-on-year sales growth across all five of our Networks business groups, as well as improved profitability in both Networks and Nokia Technologies. The execution of our strategy also proceeded well, with the work we have put into building a solid foundation for Nokia Software showing clear results and our enterprise business rapidly becoming a pillar of growth.

Looking forward, I expect Nokia’s performance to strengthen for the full year 2019 versus 2018 and our view of a fast and meaningful shift to 5G remains unchanged. Given that 5G rollouts will be staggered over the course of the year, we expect 2019 to have a soft first half followed by a much more robust second half.

Over the longer-term, we expect a virtuous cycle of investment, where operators update their networks across multiple domains — from optical to macro radio, fixed wireless access to cloud core, small cells to IP routing, network agnostic software and more. Following this, we expect a second wave where industrial customers will invest in private wireless technology including LTE and 5G-ready networks. With our end-to-end portfolio, Nokia is well-positioned to tap this extended cycle.

Q4 and January-December 2018 reported and non-IFRS results. Refer to note 1, “Basis of Preparation”, note 2, “Non-IFRS to reported reconciliation” and note 15, “Performance measures”, in the “Financial statement information” section for details.

EUR million (except for EPS in EUR)	Q4’18	Q4’17	YoY change		Constant currency YoY change	Q1- Q4’18	Q1-Q4’17	YoY change		Constant currency YoY change
Net sales	6 869	6 651	3%		3%	22 563	23 147	(3)%		1%
Operating profit/(loss)	552	419	32%			(59)	16
Operating margin %	8.0%	6.3%	170	bps		(0.3)%	0.1%	(40	)bps
EPS, diluted	0.03	(0.07)				(0.10)	(0.26)
Operating profit/(loss) (non-IFRS)	1 120	1 004	12%			2 180	2 587	(16)%
Operating margin % (non-IFRS)	16.3%	15.1%	120	bps		9.7%	11.1%	(140	)bps
EPS, diluted (non-IFRS)	0.13	0.13	0%			0.23	0.33	(30)%
Net cash and current financial investments	3 051	4 514	(32)%			3 051	4 514	(32)%

•             Net sales in Q4 2018 were EUR 6.9bn, compared to EUR 6.7bn in Q4 2017. Net sales grew by 3% year-on-year, on both a reported and constant currency basis. Our robust topline performance reflects the strong competitiveness across our portfolio and that our strategy execution is tracking well. We maintained good momentum, with strong 5G customer engagement in all key markets, particularly strong performance in Nokia Software and solid performance in our enterprise business.

•             Non-IFRS diluted EPS in Q4 2018 was EUR 0.13, compared to EUR 0.13 in Q4 2017. Particularly strong execution in Q4 enabled us to achieve our full year 2018 operational guidance, with year-on-year operating profit growth in Networks, as

January 31, 2019

well as in Nokia Technologies on a recurring basis. Non-IFRS diluted EPS increased by EUR 0.02 year-on-year on a recurring basis, driven by our gross profit performance and continued operating expense reduction, partially offset by foreign exchange hedging and higher income tax expenses.

•             Reported diluted EPS in Q4 2018 was EUR 0.03, compared to negative EUR 0.07 in Q4 2017, primarily driven by lower income tax expenses and our gross profit performance, partially offset by lower one-time licensing net sales, foreign exchange hedging and higher financial expenses.

•             In Q4 2018, net cash and current financial investments increased sequentially by approximately EUR 1.2bn and we ended 2018 with a strong financial position. In Q4 2018, net cash from operating activities benefitted from strong seasonality and positive changes in net working capital. Consequently, recurring free cash flow for full year 2018 was slightly negative.

Annual distribution to shareholders

The dividend to shareholders is Nokia’s principal method of distributing earnings to shareholders. Over the long term, Nokia targets to deliver an earnings-based growing dividend by distributing approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and expected cash flow generation. Beginning with the distribution for 2018, Nokia plans to pay dividends in quarterly installments. In addition, Nokia intends to implement a dividend fee for American Depository Receipt (ADR) holders.

For 2018, Nokia’s Board of Directors plans to propose that the Annual General Meeting in 2019 authorizes the Board to resolve on the maximum annual distribution of EUR 0.20 per share, compared to EUR 0.19 for 2017, to be paid quarterly during the authorization period, unless the Board decides otherwise for a justified reason. The Board would make separate resolutions on each distribution and such resolutions would be separately disclosed following the Annual General Meeting 2019 and in connection with our financial reports for Q2, Q3 and Q4. The annual distribution would be paid as quarterly dividends from retained earnings and/or assets from the fund for invested unrestricted equity.

At the end of 2018, the distributable funds on the statement of financial position of the parent company amounted to EUR 17 393 million, including EUR 15 197 million of invested unrestricted equity. The Board proposal to the Annual General Meeting will be published in connection with other proposals later in the spring.

New financial reporting structure beginning Q1 2019

Nokia announced organizational changes to accelerate its strategy execution on October 25, November 22 and December 31, 2018. Nokia will revise its financial reporting structure to better reflect its strategy, organizational structure and the way it evaluates operational performance and allocates resources. As of the first quarter 2019, Nokia will have three reportable segments: (i) Networks, (ii) Nokia Software and (iii) Nokia Technologies. In addition, Nokia will disclose segment-level data for Group Common and Other.

For each reportable segment, Nokia will provide detailed financial disclosure, including net sales and operating profit. Additionally, Nokia will provide adjusted financial disclosure for its Networks and Nokia Software reportable segments, with amounts related to Nokia Technologies and Nokia Bell Labs allocated 85% to Networks and 15% to Nokia Software. This is also in accordance with industry practice and improves comparability with peer companies.

In addition, Nokia will provide net sales disclosure for the following businesses: (i) Mobile Access, (ii) Fixed Access, (iii) IP Routing and (iv) Optical Networks, which together comprise the new Networks reportable segment. Nokia will also provide separate net sales disclosure for its different customer types: (i) Communication Service Providers, (ii) Enterprises and (iii) Licensees. Net sales by region will be provided at the Nokia level.

To provide a basis for comparison, Nokia will present a recasting of financial results on an unaudited basis for all four quarters of 2018 prior to publishing its Q1 2019 financial report. Note that certain reclassifications will be made in order to reflect the new organizational structure of the company, the most significant of which are: (i) activities related to our cloud core offering will be reclassified from the former Mobile Networks business group and former Global Services reportable segment to the new Nokia Software reportable segment and (ii) activities related to the former Mobile Networks business group and former Global Services reportable segment that are not reclassified to the new Nokia Software reportable segment will be reported together under the new Mobile Access business.

Outlook

We are now providing guidance at the Nokia level, in alignment with how we manage our business. This is also intended to improve comparability with peer companies.

Metric	Full Year 2019 (new)	Full Year 2020
Non-IFRS diluted earnings per share	EUR 0.25 - 0.29	EUR 0.37 - 0.42
Non-IFRS operating margin	9 - 12%	12 - 16%
Recurring free cash flow(1)	Slightly positive	Clearly positive
Annual distribution to shareholders

Over the long term, Nokia targets to deliver an earnings-based growing dividend by distributing approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and expected cash flow generation. The annual distribution would be paid as quarterly dividends.

(1)Free cash flow = net cash from operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Key drivers of Nokia’s outlook

Net sales and operating margin for Networks and Nokia Software are expected to be influenced by factors including:

•                  Our expectation that we will outperform our primary addressable market in full year 2019 and over the longer-term, driven by our strategy, which includes competing in 5G more effectively due to our strong end-to-end portfolio, focusing on targeted growth opportunities in attractive adjacent markets and building a strong network agnostic software business. On a constant currency basis, we expect our primary addressable market to be flattish in full year 2019 (this is an update to earlier commentary for growth) and to grow in full year 2020;

•                  The timing of completions and acceptances of certain projects, particularly related to 5G. Based on the evolving readiness of the 5G ecosystem and the staggered nature of 5G rollouts in lead countries, we expect full year 2019 to follow a similar pattern as full year 2018: a soft first half followed by a robust second half, with a particularly weak Q1 (new commentary);

•                  Our expectation that we will improve our R&D productivity and reduce support function costs through the successful execution of our cost savings program;

•                  Potential mergers or acquisitions by our customers;

•                  Our product and regional mix; and

•                  Macroeconomic, industry and competitive dynamics.

Net sales and operating margin for Nokia Technologies is expected to be influenced by factors including:

•                  The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•                  Results in brand and technology licensing;

•                  Costs to protect and enforce our intellectual property rights; and

•                  The regulatory landscape.

Additionally, our outlook is based on the following assumptions:

•                  Nokia’s recurring free cash flow is expected to improve over the longer-term due to lower cash outflows related to restructuring and network equipment swaps and improved operational results over time;

•                  Non-IFRS financial income and expenses to be an expense of approximately EUR 300 million in full year 2019 and over the longer-term;

•                  Non-IFRS income taxes at a rate of approximately 28% in full year 2019 and approximately 25% over the longer-term, subject to the absolute level of profits, regional profit mix and changes to our operating model;

•                  Cash outflows related to income taxes of approximately EUR 450 million in full year 2019 and over the longer term until our US or Finnish deferred tax assets are fully utilized; and

•                  Capital expenditures of approximately EUR 700 million in full year 2019 and approximately EUR 600 million over the longer-term.

Nokia financial results

EUR million (except for EPS in EUR)	Q4’18	Q4’17	YoY change		Constant currency YoY change	Q1- Q4’18	Q1-Q4’17	YoY change		Constant currency YoY change
Net sales	6 869	6 651	3%		3%	22 563	23 147	(3)%		1%
Nokia’s Networks business	6 215	5 827	7%		6%	20 121	20 523	(2)%		2%
Nokia Technologies	423	554	(24)%		(24)%	1 501	1 654	(9)%		(9)%
Group Common and Other	255	302	(16)%		(12)%	1 021	1 115	(8)%		(4)%
Non-IFRS exclusions	(3)	(17)	(82)%			(17)	(75)	(77)%
Gross profit	2 761	2 593	6%			8 446	9 139	(8)%
Operating profit/(loss)	552	419				(59)	16
Nokia’s Networks business	841	647	30%			1 199	1 711	(30)%
Nokia Technologies	347	389	(11)%			1 203	1 124	7%
Group Common and Other	(68)	(31)				(221)	(248)
Non-IFRS exclusions	(568)	(585)	(3)%			(2 239)	(2 571)	(13)%
Operating margin %	8.0%	6.3%	170	bps		(0.3)%	0.1%	(40	)bps
Gross profit (non-IFRS)	2 915	2 762	6%			9 035	9 674	(7)%
Operating profit/(loss) (non-IFRS)	1 120	1 004	12%			2 180	2 587	(16)%
Operating margin % (non-IFRS)	16.3%	15.1%	120	bps		9.7%	11.1%	(140	)bps
Financial income and expenses	(89)	(41)	117%			(313)	(537)	(42)%
Income taxes	(278)	(772)				(189)	(927)
Profit/(loss) for the period	203	(378)	(154)%			(549)	(1 437)	(62)%
EPS, diluted	0.03	(0.07)				(0.10)	(0.26)
Financial income and expenses (non-IFRS)	(110)	(73)	51%			(358)	(280)	28%
Income taxes (non-IFRS)	(288)	(232)	24%			(563)	(443)	27%
Profit/(loss) for the period (non-IFRS)	741	716	3%			1 272	1 875	(32)%
EPS, diluted (non-IFRS)	0.13	0.13	0%			0.23	0.33	(30)%

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

Nokia, Q4 2018 compared to Q4 2017

EUR million	Net sales	% change	% change in constant currency	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks business	388	7%	6%	272	46	(60)	(63)	194
Nokia Technologies	(131)	(24)%	(24)%	(104)	18	53	(9)	(42)
Group Common and Other	(47)	(16)%	(12)%	(15)	(10)	17	(27)	(37)
Eliminations	(5)			0	0	0	0	0
Nokia non-IFRS	204	3%	2%	153	53	10	(99)	116	(37)	(56)	25
Non-IFRS exclusions	14	(82)%		15	8	(11)	6	17	(11)	550	556
Nokia reported	218	3%	3%	168	61	(3)	(93)	133	(48)	494	581

Nokia non-IFRS and reported net sales both grew approximately 3% year-on-year. On a constant currency basis, Nokia non-IFRS net sales grew approximately 2% year-on-year and Nokia reported net sales grew approximately 3% year-on-year.

Reported net sales in Q4 2018, excluding approximately EUR 60 million (EUR 210 million in Q4 2017) of one-time licensing net sales, grew by 6% year-on-year, with growth across all five of our Networks business groups, as well as in Nokia Technologies, driven by particularly strong execution.

In our Networks business, our order backlog was strong at the end of Q4 2018, and we continue to see strong customer engagement related to 5G across multiple parts of our portfolio, including radio, cloud core, transport, IP routing and network agnostic software. We continued to build momentum in our end-to-end strategy, including good performance converting our sales pipeline into net sales. At the end of Q4 2018, approximately 41% of our sales pipeline was comprised of cross-business group deals. We also made progress with our strategy to diversify and grow, with particularly strong performance in Nokia Software and continued solid performance in our enterprise business.

In our Networks business, higher operating expenses were due to customer trials related to 5G, as well as higher pre-sales expenses to drive future growth and higher returns, partially offset by the benefits from our cost savings program and lower incentive accruals.

In Nokia Technologies, the decrease in net sales on a year-on-year basis was primarily due to lower one-time licensing net sales. On a recurring basis, we maintained our strong track record, with 11% year-on-year growth. Also, we continued to make good progress in patent licensing, extending our patent licensing agreement with Samsung and signing a new patent license agreement with OPPO, further validating our global licensing program.

Nokia non-IFRS diluted EPS amounted to EUR 0.13, compared to EUR 0.13 in the year-ago period. Non-IFRS diluted EPS increased by EUR 0.02 year-on-year on a recurring basis. The increase in non-IFRS diluted EPS, on a recurring basis, was primarily driven by higher gross profit across all three reportable segments of our Networks business and improved recurring gross profit performance in Nokia Technologies, as well as lower operating expenses in Nokia Technologies, partially offset by a net negative fluctuation in other income and expense related to foreign exchange hedging, higher income tax expenses and higher financial expenses.

Nokia reported diluted EPS amounted to EUR 0.03, compared to negative EUR 0.07 in the year-ago period, primarily driven by lower income tax expenses, related to the re-measurement of deferred tax assets, which resulted in deferred tax expenses and allowances of EUR 143 million, compared to EUR 738 million in the fourth quarter 2017. In addition, Nokia reported diluted EPS was driven by higher gross profit across all three reportable segments of our Networks business and improved recurring gross profit performance in Nokia Technologies, partially offset by a net negative fluctuation in other income and expense related to foreign exchange hedging and higher financial expenses.

Nokia, January-December 2018 compared to January-December 2017

EUR million	Net Sales	% change	% change in constant currency	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks business	(402)	(2)%	2%	(533)	138	11	(129)	(512)
Nokia Technologies	(153)	(9)%	(9)%	(104)	90	91	1	79
Group Common and Other	(94)	(8)%	(4)%	(2)	(17)	26	20	27
Eliminations	6			0	0	0	0	0
Nokia non-IFRS	(643)	(3)%	1%	(639)	211	128	(107)	(406)	(78)	(120)	(603)
Non-IFRS exclusions	58	(77)%		(55)	85	24	276	332	302	858	1 491
Nokia reported	(584)	(3)%	1%	(693)	296	152	169	(75)	224	738	888

Nokia reported net sales decreased 3% year-on-year. On a constant currency basis, Nokia reported net sales grew 1% year-on-year.

In our Networks business, our order backlog was strong at the end of Q4 2018, and we continue to see strong customer engagement related to 5G across multiple parts of our portfolio, including radio, cloud core, transport, IP routing and network agnostic software. We continued to build momentum in our end-to-end strategy, including good performance converting our sales pipeline into net sales. At the end of Q4 2018, approximately 41% of our sales pipeline was comprised of cross-business group deals. We also made progress with our strategy to diversify and grow, with continued strong performance in both our enterprise business and in Nokia Software.

In Nokia Technologies, the decrease in net sales on a year-on-year basis was primarily due to lower one-time licensing net sales. On a recurring basis, we maintained our strong track record, with 11% year-on-year growth. Also, we continued to make good progress in patent licensing, extending our patent licensing agreement with Samsung and signing a new patent license agreement with OPPO, further validating our global licensing program.

Nokia reported operating loss amounted to EUR 59 million, compared to an operating profit of EUR 16 million in the year-ago period. This was primarily driven by lower gross profit across all three reportable segments in our Networks business, lower one-time licensing net sales in Nokia Technologies and a negative impact from foreign exchange hedging. This was partially offset by lower restructuring and associated charges and lower impairment of assets.

Nokia reported diluted EPS amounted to negative EUR 0.10, compared to negative EUR 0.26 in the year-ago period. This was primarily driven by lower income tax expenses, related to the re-measurement of deferred tax assets, which resulted in deferred tax expenses and allowances of EUR 155 million, compared to EUR 815 million in full year 2017. In addition, Nokia reported diluted EPS was driven by the absence of expenses related to the early redemption of debt, partially offset by lower gross profit across all three reportable segments in our Networks business, lower restructuring and associated charges, lower one-time licensing net sales in Nokia Technologies and a negative impact from foreign exchange hedging.

Cash and cash flow in Q4 2018

EUR million, at end of period	Q4’18	Q3’18	QoQ change	Q4’17	YTD change
Total cash and current financial investments(1)	6 873	5 612	22%	8 280	(17)%
Net cash and current financial investments(1)	3 051	1 876	63%	4 514	(32)%

(1) For details, please refer to note 9, “Net cash and current financial investments”, and note 15, “Performance measures”, in the “Financial statement information” section in this report.

EUR billion

During the fourth quarter 2018, Nokia’s total cash and current financial investments increased by EUR 1 261 million and Nokia’s net cash and current financial investments (“net cash”) increased by EUR 1 175 million.

Foreign exchange rates had an approximately EUR 120 million negative impact on net cash, primarily related to negative impacts from certain hedging activities, partially offset by related positive impacts in liabilities within net working capital.

In the fourth quarter 2018, net cash from operating activities was EUR 1 386 million:

•             Nokia’s adjusted profit before changes in net working capital was EUR 980 million in the fourth quarter 2018.

•             In the fourth quarter 2018, Nokia generated an increase in net cash related to net working capital of approximately EUR 400 million. Excluding approximately EUR 140 million of restructuring and associated cash outflows, Nokia generated an approximately EUR 540 million increase in net cash related to net working capital, primarily due to an increase in liabilities, and, to a lesser extent, a decrease in receivables and a decrease in inventories.

•                  The decrease in receivables was approximately EUR 50 million, primarily due to an increase in the sale of receivables, partially offset by the seasonal increase in receivables.

•                  The decrease in inventories was approximately EUR 30 million, primarily due to a seasonal decrease in inventories, partially offset by our decision to ensure sufficient flexibility to deliver higher levels of equipment sales, particularly related to 5G.

•                  The increase in liabilities was approximately EUR 460 million, primarily due to the seasonal increase in accounts payable, as well as our efforts to drive better accounts payable terms.

•             In addition, cash taxes amounted to an inflow of approximately EUR 10 million, benefitting from a tax refund of approximately EUR 110 million.

In the fourth quarter 2018, net cash used in investing activities primarily related to capital expenditures of approximately EUR 170 million. This was partially offset by approximately EUR 80 million of cash inflows related to the sale of certain assets.

2016-2018 Cost savings program

In the fourth quarter 2018, we completed the restructuring activities related to our 2016-2018 cost savings program and achieved the overall EUR 1.2 billion of recurring annual cost savings that we targeted.

The following table summarizes the financial information related to our 2016-2018 cost savings program, as of the end of the fourth quarter 2018. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program. Note that this table does not include future expectations related to our 2019-2020 cost savings program announced on October 25, 2018.

In EUR million, approximately	Q4’18
Opening balance of restructuring and associated liabilities	710
+ Charges in the quarter	60
- Cash outflows in the quarter	140
= Ending balance of restructuring and associated liabilities	630
of which restructuring provisions	490
of which other associated liabilities	140

Total expected restructuring and associated charges	1 600
- Cumulative recorded	1 600
= Charges remaining to be recorded	0

Total expected restructuring and associated cash outflows	2 100
- Cumulative recorded	1450
= Cash outflows remaining to be recorded	650

The following table summarizes results related to our 2016-2018 cost savings program, as well as network equipment swaps. Note that this table does not include future expectations related to our 2019-2020 cost savings program announced on October 25, 2018.

				Actual Cumulative	Expected amounts for
In EUR million, approximately rounded to the nearest EUR 50 million	Actual 2016	Actual 2017	Actual 2018	through the end of 2018	FY 2019 and beyond	Total
Recurring annual cost savings	550	250	400	1 200	0	1 200
- operating expenses	350	150	250	750	0	750
- cost of sales	200	100	150	450	0	450
Restructuring and associated charges	750	550	300	1 600	0	1 600
Restructuring and associated cash outflows	400	550	500	1 450	650	2 100
Charges related to network equipment swaps	150	450	550	1 150	150	1 300
Cash outflows related to network equipment swaps	150	450	550	1 150	150	1 300

2019-2020 Cost savings program

The following table summarizes our future expectations related to our new 2019-2020 cost savings program, as well as the remaining cash outflows related to our 2016-2018 program and network equipment swaps.

	Remaining from the	Expected from the	Expected amounts for
In EUR million, approximately rounded to the nearest EUR 50 million	2016-2018 program	2019-2020 program	FY 2019	FY 2020 and beyond	Total
Recurring annual cost savings	0	700	200	500	700
- operating expenses	0	500	150	350	500
- cost of sales	0	200	50	150	200
Restructuring and associated charges	0	900	550	350	900
Restructuring and associated cash outflows	650	900	700	850	1 550
Charges related to network equipment swaps	150	0	150	0	150
Cash outflows related to network equipment swaps	150	0	150	0	150

The above table includes future expectations related to our cost savings program announced on October 25, 2018, as well as the remaining cash outflows related to our 2016-2018 program and network equipment swaps. We expect our 2019-2020 cost savings program to result in a net EUR 700 million reduction of non-IFRS operating expenses and production overheads in full year 2020 compared to full year 2018, of which EUR 500 million is expected to come from operating expenses and EUR 200 million is expected to come from cost of sales. The related restructuring charges and cash outflows are both expected to total EUR 900 million. The remaining balance of expected cash outflows related to our 2016-2018 cost savings program, amounting to EUR 650 million at the end of 2018, has been included as part of our new 2019-2020 cost savings program table above. Thus, total remaining cash outflows are expected to be EUR 1 550 million.

Under the cost reduction program announced on October 25, 2018, Nokia intends to target substantial savings while continuing to make further investments to drive future growth and higher returns. The savings are expected to come from a wide range of areas, including investments in digitalization to drive more automation and productivity, further process and tool simplification, significant reductions in central support functions to reach best-in-class cost levels, prioritization of R&D programs to best create long-term value, a sharp reduction of R&D in legacy products, driving efficiency from further application of our best-in-class common software foundation and innovative software development techniques, the consolidation of selected cross-company activities and further reductions in real estate and other overhead costs.

Operational highlights

Nokia marked its Q4 2018 with the announcements of key organizational changes to further the company’s leadership position as 5G commercialization gets underway; and with a strong finish in delivering on its strategic commitments.

The organizational changes consisted at a high level of the following:

Tommi Uitto was appointed President of Mobile Networks after previously leading Mobile Networks Product Sales. At the end of Q4, Sandra D. Motley was named President of Fixed Networks, having previously served as Fixed Networks’ COO.

Second, the realignment of Nokia’s customer-facing organization into two regional groups in order to sharpen customer focus with the acceleration of the 5G era. One regional group covers the Americas, while the other is responsible for Europe, Middle East & Africa and Asia-Pacific.

As part of that announcement, Ricky Corker was appointed President of Customer Operations, Americas, and Federico Guillén, previously President of Nokia’s Fixed Networks Business Group, was appointed as President of Customer Operations, EMEA & APAC. In addition to his new role, Corker continues in his previous role as Executive Vice President and President, North America.

Third, the creation of Nokia Enterprise, which consolidates all of Nokia’s fast-growing enterprise-specific activities into one focused organization as of January 1, 2019. Kathrin Buvac was named President of Nokia Enterprise and she continues to serve as Nokia’s Chief Strategy Officer.

Fourth, the tailoring of Mobile Networks’ operational focus on mobile radio products and consolidating all of Nokia’s Cloud Core activities and accountability into Nokia Software. All core networking activities previously in the Mobile Networks and Global Services Business Groups were moved to Nokia Software as of January 1, 2019.

In the first pillar of our strategy, leading in high-performance, end-to-end networks with communication service providers:

Nokia and Qualcomm announced the successful achievement of 5G New Radio (NR) data calls in both the millimeter wave (mmWave) and sub-6 GHz spectrum bands, an important step for enabling 5G deployments across operator networks around the world.

Nokia and the China Mobile Research Institute announced the industry’s first hybrid indoor radio solution with location services to meet 5G connectivity demands inside busy large buildings and to help lower operator deployment costs.

Nokia deployed its 5G site for South African operator, rain, with the full rollout of Nokia’s AirScale radio access network solution scheduled to start in the first quarter of 2019.

Nokia announced that Telenor Group will deploy Nokia’s AirGile cloud-native core solution to transform the operator’s mobile network operations in Denmark, Sweden and Norway as it prepares for the eventual rollout of 5G in those markets. Telenor will use Nokia’s AirFrame data center and Cloud Packet core solutions, Nuage Networks’ SDN technologies and the company’s CloudBand Management and Orchestration Software (MANO).

Lebanon’s Alfa said it will roll out Nokia’s 4.5G Pro technology using Nokia’s 5G-ready AirScale radio platform. The development moves Alfa toward providing IoT services and deploying Lebanon’s first 5G network planned for 2019.

Nokia and Brazil’s Oi signed a long-term agreement to increase network speed and capacity and to enhance mobile and fixed broadband service performance in Brazil, while preparing for the future introduction of 5G.

In addition, Nokia’s Nuage Networks had multiple announcements with service providers including the launch of a new BT SD-WAN service that helps leading water treatment and chemicals distributor IXOM of Australia and New Zealand deliver a digital transformation; and another with Claro Argentina, which launched a Nokia SD-WAN solution to connect enterprises to cloud resources and applications.

Nokia helped Hutchison 3 Indonesia increase network efficiency on the operator’s LTE network and boost customer experience, using Nokia AVA cognitive services platform.

Nokia was rated the number one vendor for IMS VoLTE and the leader in Small Cells, according to GlobalData; while industry consultant, Ovum, rated Nokia as having the best competitive position among LTE and 5G RAN vendors.

Nokia is starting to see results of its diversification strategy within Fixed Networks with key wins in a number of areas: next generation copper (G.fast) with nbn; next generation 10 Gig fiber with Hotwire in the U.S. and INEA in Poland; initial market success for Nokia whole-home WiFi with AIS Fibre in Thailand and Oi in Brazil; and the first European deployment of unified cable access with Netia in Poland. Nokia also launched fixed networks slicing and multi-vendor ONU interconnectivity in the quarter.

Nokia introduced its new Wavesuite open software applications to modernize optical networks. And, in a first in Africa, Nokia said it was powering a 200G optical service on Telecom Egypt’s Delta Backbone Network, doubling existing capacity.

In the second pillar of our strategy, expanding network sales to select vertical markets needing high-performing, secure networks:

Nokia unveiled its “Future X for industries” strategy and architecture, which leverages digital transformation technologies to catalyze productivity and economic growth for enterprises.

Nokia had a number of LTE developments in the quarter: the deployment with China Unicom of a private LTE network for a smart manufacturing BMW plant in China; plans to roll out a private LTE network for the Brazilian power distributor, Elektro, to strengthen the company’s power grid reliability and operating efficiency; and plans to build a private LTE network for the Port of HaminaKotka, the biggest in Finland, in conjunction with the Finnish LTE provider, Ukkoverkot.

Nokia progressed with testing of 5G for industrial applications. Nokia, ABB and Kalmar (part of Cargotec) successfully conducted industrial trials that leverage the low latency capabilities of 5G to support time-critical applications and to enhance protection and efficiency in smart electricity grid. The Hamburg Port Authority, Deutsche Telekom, and Nokia also tested new aspects of 5G standards at the Port of Hamburg in Germany with use cases that included data glasses for engineers, connected traffic lights, and sensors on ships.

Nokia also made multiple announcements around Smart Cities. Nokia said it will power BSNL’s Smart Telecom Pole project, which will provide connectivity and be integrated with smart LED lighting systems, CCTV cameras, digital billboards and environmental sensors. Nokia and Dell EMC announced a smart city collaboration project to deliver goods using semi-autonomous barges in the Dutch city of Delft.

Nokia and STC said they will collaborate on the launch of a pilot network in Saudi Arabia, the first trial of its kind in MEA that will showcase Nokia’s latest LTE-based air-to-ground technology, which provides significant advantages over traditional satellite-based communications system for in-flight broadband systems.

Nokia and Bharat Sanchar Nigram Limited (BSNL), India’s leading government service provider, signed a memorandum of understanding to explore opportunities in the public safety arena.

Nokia and Infosys announced a strategic alliance to drive digital transformation in a number of fast-growing vertical markets, including transportation, energy and manufacturing. The two companies are developing joint solutions to address the needs of specific customer sets.

In the third pillar of our strategy, developing a strong, software business at scale:

In the quarter, Nokia Software continued to demonstrate the strength of its network agnostic portfolio with strong orders and net sales momentum in accounts, including AT&T, Bharti Airtel, Colombia Telecomunicaciones, KDDI, Rakuten, Reliance, STC, Telkom Kenya, T-Mobile, Togocel, and Verizon.

Nokia launched an upgrade to its CloudBand Infrastructure Software solution in order to help communication service providers secure their 5G cloud deployments. The upgrade streamlines operational procedures by providing a single Network Function Virtualization Infrastructure/Virtualized Infrastructure Manager (NFVI/VIM) for all cloud deployment needs.

DNA announced it will start the deployment of a cloud service platform based on Nokia’s CloudBand Infrastructure Software and Nuage Networks solutions to develop and strengthen its networks for the future needs of 5G technology.

In its latest annual report released in November, Analysys Mason ranked Nokia #1 in telecom product software revenues and #2 in combined telecom product and product-related services revenues.

In the fourth pillar of our strategy, now focused primarily on licensing:

Nokia signed a patent license agreement with OPPO, under which the Chinese smartphone maker will make payments to Nokia for a multi-year period.

Nokia’s brand licensee, HMD Global, announced new products including the Nokia 8.1, the newest addition to its smartphone value flagship range; the Nokia 7.1, the first smartphone to come with PureDisplay screen technology; and the Nokia 3.1 Plus, the most affordable Nokia branded smartphone with a dual-camera.

Nokia’s Networks business, Q4 2018 compared to Q4 2017

EUR million	Q4’18	Q4’17	YoY change		Constant currency YoY change	Q1-Q4’18	Q1-Q4’17	YoY change		Constant currency YoY change
Net sales	6 215	5 827	7%		6%	20 121	20 523	(2)%		2%
Ultra Broadband Networks	2 654	2 471	7%		6%	8 692	8 970	(3)%		0%
Global Services	1 765	1 642	7%		8%	5 710	5 810	(2)%		3%
IP Networks and Applications	1 795	1 714	5%		4%	5 719	5 742	0%		3%
Gross profit	2 465	2 193	12%			7 400	7 933	(7)%
Gross margin %	39.7%	37.6%	210	bps		36.8%	38.7%	(190	)bps
R&D	(907)	(953)	(5)%			(3 592)	(3 730)	(4)%
SG&A	(682)	(622)	10%			(2 576)	(2 587)	0%
Other income and expenses	(35)	28				(34)	95
Operating profit/(loss)	841	647	30%			1 199	1 711	(30)%
Ultra Broadband Networks	301	267	13%			510	781	(35)%
Global Services	180	121	49%			242	411	(41)%
IP Networks and Applications	361	259	39%			447	519	(14)%
Operating margin %	13.5%	11.1%	240	bps		6.0%	8.3%	(230	)bps

Net sales by region

EUR million	Q4’18	Q4’17	YoY change	Constant currency YoY change	Q1-Q4’18	Q1-Q4’17	YoY change	Constant currency YoY change
Asia-Pacific	1 181	1 123	5%	5%	4 055	4 197	(3)%	2%
Europe	1 336	1 332	0%	1%	4 400	4 442	(1)%	0%
Greater China	619	654	(5)%	(5)%	2 147	2 466	(13)%	(11)%
Latin America	447	416	7%	10%	1 347	1 245	8%	18%
Middle East & Africa	561	585	(4)%	(5)%	1 859	1 897	(2)%	2%
North America	2 070	1 717	21%	17%	6 313	6 276	1%	5%
Total	6 215	5 827	7%	6%	20 121	20 523	(2)%	2%

Net sales by region — Q4’18	Net sales by region — Q4’17-Q4’18

Ultra Broadband Networks, Q4 2018 compared to Q4 2017

EUR million	Q4’18	Q4’17	YoY change		Constant currency YoY change	Q1- Q4’18	Q1- Q4’17	YoY change		Constant currency YoY change
Net sales	2 654	2 471	7%		6%	8 692	8 970	(3)%		0%
Mobile Networks	2 112	1 944	9%		7%	6 712	6 896	(3)%		1%
Fixed Networks	542	526	3%		2%	1 980	2 075	(5)%		(2)%
Gross profit	1 194	1 147	4%			3 876	4 247	(9)%
Gross margin %	45.0%	46.4%	(140	)bps		44.6%	47.3%	(270	)bps
R&D	(574)	(616)	(7)%			(2 273)	(2 361)	(4)%
SG&A	(294)	(279)	5%			(1 079)	(1 162)	(7)%
Other income and expenses	(25)	15				(14)	58
Operating profit/(loss)	301	267	13%			510	781	(35)%
Operating margin %	11.3%	10.8%	50	bps		5.9%	8.7%	(280	)bps

Ultra Broadband Networks net sales increased 7% year-on-year, primarily due to Mobile Networks, which benefitted from growth in radio networks and small cells. On a constant currency basis, Ultra Broadband Networks net sales increased 6%.

The increase in Ultra Broadband Networks gross profit was primarily due to higher net sales in Mobile Networks, partially offset by lower gross margin in Mobile Networks. Our gross margin performance in Mobile Networks was driven by price erosion exceeding cost erosion in North America, Asia-Pacific and Middle East & Africa, partially offset by favorable regional mix, with a larger proportion of net sales in North America, as well as improved profitability in Greater China, where robust competition adversely affected the fourth quarter 2017.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks, driven by progress related to Nokia’s cost savings program and lower incentive accruals.

The increase in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks, driven by higher costs related to 5G customer trials.

The net negative fluctuation in other income and expenses was primarily due to foreign exchange hedging.

Global Services, Q4 2018 compared to Q4 2017

EUR million	Q4’18	Q4’17	YoY change		Constant currency YoY change	Q1- Q4’18	Q1- Q4’17	YoY change		Constant currency YoY change
Net sales	1 765	1 642	7%		8%	5 710	5 810	(2)%		3%
Gross profit	390	285	37%			1 001	1 113	(10)%
Gross margin %	22.1%	17.4%	470	bps		17.5%	19.2%	(170	)bps
R&D	(22)	(21)	5%			(87)	(85)	2%
SG&A	(171)	(153)	12%			(652)	(631)	3%
Other income and expenses	(18)	11				(21)	14
Operating profit/(loss)	180	121	49%			242	411	(41)%
Operating margin %	10.2%	7.4%	280	bps		4.2%	7.1%	(290	)bps

Global Services net sales increased 7% year-on-year, primarily due to network implementation and, to a lesser extent, systems integration and managed services. On a constant currency basis, Global Services net sales increased 8%.

The increase in Global Services gross profit was primarily due to higher gross margin and, to a lesser extent, lower incentive accruals, partially offset by product mix, with a higher proportion of network implementation net sales. The higher gross margin was primarily due to network implementation.

The increase in Global Services SG&A expenses was driven by higher costs related to 5G customer trials.

The net negative fluctuation in other income and expenses was primarily due to foreign exchange hedging and higher allowances for doubtful accounts.

IP Networks and Applications, Q4 2018 compared to Q4 2017

EUR million	Q4’18	Q4’17	YoY change		Constant currency YoY change	Q1- Q4’18	Q1- Q4’17	YoY change		Constant currency YoY change
Net sales	1 795	1 714	5%		4%	5 719	5 742	0%		3%
IP/Optical Networks	1 262	1 243	2%		1%	4 151	4 193	(1)%		3%
IP Routing	794	737	8%		7%	2 545	2 694	(6)%		(2)%
Optical Networks	467	506	(8)%		(7)%	1 606	1 499	7%		12%
Nokia Software	534	471	13%		12%	1 568	1 550	1%		4%
Gross profit	881	761	16%			2 523	2 573	(2)%
Gross margin %	49.1%	44.4%	470	bps		44.1%	44.8%	(70	)bps
R&D	(312)	(316)	(1)%			(1 232)	(1 284)	(4)%
SG&A	(216)	(189)	14%			(845)	(793)	7%
Other income and expenses	7	3				1	24
Operating profit/(loss)	361	259	39%			447	519	(14)%
Operating margin %	20.1%	15.1%	500	bps		7.8%	9.0%	(120	)bps

IP Networks and Applications net sales increased 5% year-on-year due to both Nokia Software and IP/Optical Networks, primarily driven by our technology leadership. On a constant currency basis, IP Networks and Applications net sales increased 4%.

The increase in IP/Optical Networks net sales was due to IP routing, reflecting strong uptake of our market leading FP4 portfolio, partially offset by optical networks. Despite clear supply chain improvements in the fourth quarter 2018, on a sequential basis, IP routing net sales continued to be adversely affected by some remaining shortages of certain components. The net sales performance in optical networks was solid in the context of a tough year-on-year comparison to a particularly strong fourth quarter 2017, which benefitted from certain large projects in Europe and Middle East & Africa.

Nokia Software net sales in the fourth quarter 2018 achieved a record level, resulting from our investments to build a dedicated software sales force and increasingly strong demand for our market leading software portfolio built on a 5G-ready and cloud-native Common Software Foundation. The increase in Nokia Software net sales was supported by significant percentage growth in CloudBand NFV management and orchestration, NetGuard security and self-organizing network software solutions, as well as network management and digital networks. Boosted by 5G commercialization and strong demand for cloud-native solutions, growth was particularly strong in North America, Asia-Pacific and Latin America.

The increase in IP Networks and Applications gross profit was due to both Nokia Software and IP/Optical Networks. The overall increase in gross profit was primarily due to higher gross margin and, to a lesser extent, higher net sales. Our gross margin performance in IP Networks and Applications was primarily driven by Nokia Software, improved profitability in IP routing and product mix, with a lower proportion of optical networks net sales.

The increase in IP Networks and Applications SG&A expenses was primarily due to IP/Optical Networks, due to higher pre-sales expenses to drive future growth and higher returns.

Nokia Technologies, Q4 2018 compared to Q4 2017

EUR million	Q4’18	Q4’17	YoY change		Constant currency YoY change	Q1-Q4’18	Q1-Q4’17	YoY change		Constant currency YoY change
Net sales	423	554	(24)%		(24)%	1 501	1 654	(9)%		(9)%
Gross profit	420	524	(20)%			1 479	1 583	(7)%
Gross margin %	99.3%	94.6%	470	bps		98.5%	95.7%	280	bps
R&D	(38)	(56)	(32)%			(145)	(235)	(38)%
SG&A	(32)	(85)	(62)%			(127)	(218)	(42)%
Other income and expenses	(3)	6				(5)	(6)
Operating profit/(loss)	347	389	(11)%			1 203	1 124	7%
Operating margin %	82.0%	70.2%	1 180	bps		80.1%	68.0%	1 210	bps

Nokia Technologies net sales decreased 24% year-on-year, on both a reported and constant currency basis.

The EUR 423 million of net sales in the fourth quarter 2018 related entirely to patent and brand licensing. Of the EUR 554 million of net sales in the fourth quarter 2017, EUR 540 million related to patent and brand licensing and EUR 15 million related to digital health and digital media.

The decrease in Nokia Technologies net sales was primarily due to lower one-time net sales, partially offset by higher recurring licensing net sales. One-time net sales amounted to approximately EUR 60 million in the fourth quarter 2018 and approximately EUR 210 million in the fourth quarter 2017.

The decrease in Nokia Technologies gross profit was due to lower net sales, partially offset by higher gross margin, reflecting the absence of costs related to digital health, following the sale of our digital health business on May 31, 2018.

The decrease in Nokia Technologies R&D expenses was primarily due to reduced investments in digital media and the absence of costs related to digital health, following the sale of our digital health business.

The decrease in Nokia Technologies SG&A expenses was primarily due to lower patent licensing related litigation costs, absence of costs related to digital health, following the sale of our digital health business, and lower business support costs, partially offset by approximately EUR 10 million of one-time cost.

Group Common and Other, Q4 2018 compared to Q4 2017

EUR million	Q4’18	Q4’17	YoY change		Constant currency YoY change	Q1-Q4’18	Q1-Q4’17	YoY change		Constant currency YoY change
Net sales	255	302	(16)%		(12)%	1 021	1 115	(8)%		(4)%
Gross profit	30	45	(33)%			156	158	(1)%
Gross margin %	11.8%	14.9%	(310	)bps		15.3%	14.2%	110	bps
R&D	(70)	(60)	17%			(277)	(260)	7%
SG&A	(44)	(61)	(28)%			(193)	(219)	(12)%
Other income and expenses	17	44				93	73
Operating profit/(loss)	(68)	(31)				(221)	(248)
Operating margin %	(26.7)%	(10.3)%	(1 640	)bps		(21.6)%	(22.2)%	60	bps

Group Common and Other net sales decreased 16% year-on-year. On a constant currency basis, Group Common and Other net sales decreased 12%.

The decrease in Group Common and Other net sales was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems. The decrease in Alcatel Submarine Networks was primarily due to the completion of specific projects, which benefitted the fourth quarter 2017.

The decrease in Group Common and Other gross profit was primarily due to lower net sales and gross margin in Alcatel Submarine Networks.

The increase in Group Common and Other R&D expenses was primarily due to higher costs related to Nokia Bell Labs and real estate.

The decrease in Group Common and Other SG&A expenses was primarily due to lower support function costs, driven by progress related to Nokia’s cost savings program.

The net negative fluctuation in other income and expenses was primarily due to the absence of an expiration of a former Alcatel-Lucent stock option liability, which benefitted the fourth quarter 2017, and lower gains in Nokia’s venture fund investments.

Shares

The total number of Nokia shares on December 31, 2018, equaled 5 635 945 159. On December 31, 2018, Nokia and its subsidiary companies owned 42 782 966 Nokia shares, representing approximately 0.8% of the total number of Nokia shares and voting rights.

Financial statement information

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
EUR million	Q4’18	Q4’17	Q1-Q4’18	Q1-Q4’17	Q4’18	Q4’17	Q1-Q4’18	Q1-Q4’17
Net sales (notes 2, 3, 4)	6 869	6 651	22 563	23 147	6 872	6 668	22 580	23 223
Cost of sales	(4 108)	(4 058)	(14 117)	(14 009)	(3 957)	(3 906)	(13 545)	(13 549)
Gross profit (notes 2, 3)	2 761	2 593	8 446	9 139	2 915	2 762	9 035	9 674
Research and development expenses	(1 165)	(1 226)	(4 620)	(4 916)	(1 016)	(1 069)	(4 014)	(4 225)
Selling, general and administrative expenses	(933)	(930)	(3 463)	(3 615)	(758)	(768)	(2 896)	(3 024)
Other income and expenses	(111)	(18)	(422)	(591)	(21)	78	55	162
Operating profit/(loss) (notes 2, 3)	552	419	(59)	16	1 120	1 004	2 180	2 587
Share of results of associated companies and joint ventures	18	17	12	11	18	17	12	11
Financial income and expenses (note 10)	(89)	(41)	(313)	(537)	(110)	(73)	(358)	(280)
Profit/(loss) before tax (note 2)	481	394	(360)	(510)	1 028	947	1 835	2 318
Income tax (expense)/benefit	(278)	(772)	(189)	(927)	(288)	(232)	(563)	(443)
Profit/(loss) from continuing operations (note 2)	203	(378)	(549)	(1 437)	741	716	1 272	1 875
Profit/(loss) attributable to equity holders of the parent	191	(384)	(554)	(1 473)	728	709	1 267	1 869
Non-controlling interests	13	6	5	36	13	6	5	6
Profit/(loss) from discontinued operations (note 6)	2	(2)	214	(21)	0	0	0	0
Profit/(loss) attributable to equity holders of the parent	2	(2)	214	(21)	0	0	0	0
Non-controlling interests	0	0	0	0	0	0	0	0
Profit/(loss) for the period	206	(380)	(335)	(1 458)	741	716	1 272	1 875
Profit/(loss) attributable to equity holders of the parent	193	(386)	(340)	(1 494)	728	709	1 267	1 869
Non-controlling interests	13	6	5	36	13	6	5	6

Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations	0.03	(0.07)	(0.10)	(0.26)	0.13	0.13	0.23	0.33
Discontinued operations	0.00	0.00	0.04	0.00	0.00	0.00	0.00	0.00
Profit/ (Loss) for the period	0.03	(0.07)	(0.06)	(0.26)	0.13	0.13	0.23	0.33
Diluted earnings per share
Continuing operations	0.03	(0.07)	(0.10)	(0.26)	0.13	0.13	0.23	0.33
Discontinued operations	0.00	0.00	0.04	0.00	0.00	0.00	0.00	0.00
Profit/ (Loss) for the period	0.03	(0.07)	(0.06)	(0.26)	0.13	0.13	0.23	0.33
Average number of shares (‘000 shares)
Basic
Continuing operations	5 592 577	5 592 614	5 588 020	5 651 814	5 592 577	5 592 614	5 588 020	5 651 814
Discontinued operations	5 592 577	5 592 614	5 588 020	5 651 814	5 592 577	5 592 614	5 588 020	5 651 814
Profit/ (Loss) for the period	5 592 577	5 592 614	5 588 020	5 651 814	5 592 577	5 592 614	5 588 020	5 651 814
Diluted
Continuing operations	5 615 353	5 592 614	5 588 020	5 651 814	5 615 353	5 611 572	5 612 477	5 671 427
Discontinued operations	5 615 353	5 592 614	5 612 477	5 651 814	5 615 353	5 611 572	5 612 477	5 671 427
Profit/ (Loss) for the period	5 615 353	5 592 614	5 588 020	5 651 814	5 615 353	5 611 572	5 612 477	5 671 427
From continuing operations:
Depreciation and amortization (notes 2, 3)	(367)	(380)	(1 455)	(1 591)	(133)	(129)	(515)	(558)

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported	Reported
EUR million	Q4’18	Q4’17	Q1-Q4’18	Q1-Q4’17

Profit/(loss) for the period	206	(380)	(335)	(1 458)

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	(74)	248	388	723
Income tax related to items that will not be reclassified to profit or loss	31	122	(90)	(58)
Items that may be reclassified subsequently to profit or loss:
Translation differences	172	(193)	401	(1 819)
Net investment hedges	(62)	40	(76)	440
Cash flow hedges	27	(47)	(50)	35
Financial assets at fair value through other comprehensive income	17	0	(45)	0
Non-current and current financial investments	0	(19)	0	(88)
Other changes, net	(2)	(7)	1	0
Income tax related to items that may be reclassified subsequently to profit or loss	4	(1)	33	(92)

Other comprehensive income/(loss), net of tax	113	143	562	(859)

Total comprehensive income/(loss)	319	(237)	227	(2 317)

Attributable to:
Equity holders of the parent	305	(244)	221	(2 303)
Non-controlling interests	14	6	6	(14)
	319	(237)	227	(2 317)

Attributable to equity holders of the parent:
Continuing operations	303	(242)	7	(2 282)
Discontinued operations	2	(2)	214	(21)
	305	(244)	221	(2 303)

Attributable to non-controlling interests:
Continuing operations	14	6	6	(14)
Discontinued operations	0	0	0	0
	14	6	6	(14)

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

Consolidated statement of financial position (condensed, unaudited)

EUR million	December 31, 2018	December 31, 2017
ASSETS
Goodwill	5 452	5 248
Other intangible assets	3 353	3 971
Property, plant and equipment	1 790	1 853
Investments in associated companies and joint ventures	145	128
Non-current financial investments(1) (notes 10, 14)	690	816
Deferred tax assets (notes 8, 14)	4 911	4 582
Other non-current financial assets (notes 10, 14)	373	215
Defined benefit pension assets (note 7)	4 224	3 979
Other non-current assets	329	368
Non-current assets	21 267	21 160
Inventories	3 180	2 646
Trade receivables (notes 10, 14)	4 856	6 880
Contract assets (note 14)	1 875	0
Prepaid expenses and accrued income	1 002	1 259
Social security, VAT and other indirect taxes	492	552
Divestment related receivables	67	79
Other (note 14)	443	628
Current income tax assets	227	475
Other financial assets (notes 10, 14)	243	302
Current financial investments(1) (notes 10, 14)	612	911
Cash and cash equivalents (notes 10, 14)	6 261	7 369
Current assets	18 256	19 841
Assets held for sale	5	23
Total assets	39 528	41 024

	December 31, 2018	December 31, 2017
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246
Share issue premium	436	447
Treasury shares	(408)	(1 480)
Translation differences	(592)	(932)
Fair value and other reserves (note 14)	1 063	1 094
Reserve for invested non-restricted equity	15 606	15 616
(Accumulated deficit)/retained earnings (note 14)	(1 062)	1 147
Capital and reserves attributable to equity holders of the parent	15 289	16 138
Non-controlling interests	82	80
Total equity	15 371	16 218
Long-term interest-bearing liabilities (notes 10, 12)	2 828	3 457
Deferred tax liabilities (notes 8, 14)	350	413
Defined benefit pension and post-retirement liabilities (note 7)	4 327	4 440
Contract liabilities (note 14)	1 113	0
Deferred revenue and other long-term liabilities	852	2 986
Advance payments and deferred revenue (note 14)	764	2 204
Other (note 10)	88	782
Provisions (note 11)	572	766
Non-current liabilities	10 042	12 063
Short-term interest-bearing liabilities (notes 10, 12)	994	309
Other financial liabilities (note 10)	891	268
Current income tax liabilities	268	383
Trade payables (note 10)	4 783	3 996
Contract liabilities (note 14)	2 383	0
Accrued expenses, deferred revenue and other liabilities	3 941	6 666
Advance payments and deferred revenue (note 14)	524	3 513
Salaries, wages and social charges	1 426	1 551
Other (note 14)	1 991	1 603
Provisions (note 11)	855	1 122
Current liabilities	14 115	12 744
Total shareholders’ equity and liabilities	39 528	41 024

Interest-bearing liabilities, EUR million	3 822	3 766
Shareholders’ equity per share, EUR	2.73	2.89
Number of shares (1 000 shares, excluding treasury shares)	5 593 162	5 579 517

(1)Related to the adoption of IFRS 9, Financial Instruments on January 1, 2018, financial instruments previously presented within “Available for sale investments” are now presented within “Non-current financial investments”, and financial instruments previously presented within “Available for sale investments, liquid assets” and “Investments at fair value through profit and loss, liquid assets” are now presented within “Current financial investments”. Despite the changes in the presentation of comparatives, IFRS 9 has not been adopted retrospectively.

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

Consolidated statement of cash flows (condensed, unaudited)

EUR million	Q4’18	Q4’17	Q1-Q4’18	Q1-Q4’17
Cash flow from operating activities
Profit/(loss) for the period	206	(380)	(335)	(1 458)
Adjustments
Depreciation and amortization	367	380	1 455	1 591
Restructuring charges	40	76	238	522
Financial income and expenses	88	(9)	232	402
Income tax expense	274	777	64	937
Other	5	39	104	224
Change in net working capital
Decrease/(increase) in receivables	53	71	246	(421)
Decrease/(increase) in inventories	32	372	(544)	(296)
Increase/(decrease) in non-interest-bearing liabilities	317	681	(645)	1 221
Cash from operations	1 382	2 007	815	2 722
Interest received	15	12	68	53
Interest paid	(25)	(3)	(159)	(409)
Income taxes, net paid	14	(26)	(364)	(555)
Net cash from operating activities	1 386	1 990	360	1 811
Cash flow from investing activities
Capital expenditures	(171)	(153)	(672)	(601)
Proceeds from sale of fixed assets	51	31	88	67
Acquisition of businesses, net of cash acquired	0	(2)	(31)	(394)
Proceeds from disposal of businesses, net of disposed cash(1)	(18)	0	(18)	(16)
Purchase of current financial investments	(384)	(575)	(2 104)	(2 729)
Proceeds from maturities and sale of current financial investments	581	817	2 397	3 589
Purchase of non-current financial investments	(47)	(40)	(145)	(104)
Proceeds from sale of non-current financial investments	90	46	170	207
Other	1	11	0	(9)
Net cash from / (used in) investing activities	103	135	(315)	10
Cash flow from financing activities
Proceeds from stock option exercises	1	0	1	1
Purchase of treasury shares	0	(128)	0	(785)
Purchase of equity instruments of subsidiaries	1	0	1	(38)
Proceeds from long-term borrowings	64	5	139	2 129
Repayment of long-term borrowings	(4)	0	(31)	(2 044)
Proceeds from/(repayment of) short-term borrowings	21	(38)	2	(42)
Dividends paid	0	0	(1 081)	(970)
Net cash from/ (used) in financing activities	83	(161)	(969)	(1 749)
Foreign exchange adjustment	(110)	11	(184)	(200)
Net increase/ (decrease) in cash and cash equivalents	1 462	1 975	(1 108)	(128)
Cash and cash equivalents at beginning of period	4 799	5 394	7 369	7 497
Cash and cash equivalents at end of period	6 261	7 369	6 261	7 369

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

(1)Proceeds from disposal of businesses, net of disposed cash includes a EUR 17 million cash payment made to settle a contract obligation related to the sale and transfer of the majority of Nokia’s IP Video business to Velocix. Refer to Note 5, “Acquisitions and disposals.

Consolidated statement of changes in shareholders’ equity (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non-restricted equity	(Accumulated deficit)/retained earnings	Equity holders of the parent	Non-controlling interest	Total equity
January 1, 2017	246	439	(881)	483	488	15 731	3 588	20 094	881	20 975
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	662	0	0	662	0	662
Translation differences	0	0	0	(1 767)	0	0	0	(1 767)	(51)	(1 818)
Net investment hedges, net of tax	0	0	0	352	0	0	0	352	0	352
Cash flow hedges, net of tax	0	0	0	0	28	0	0	28	0	28
Non-current and current financial investments, net of tax	0	0	0	0	(86)	0	0	(86)	0	(86)
Other increase, net	0	0	0	0	3	0	0	3	0	3
Loss for the period	0	0	0	0	0	0	(1 494)	(1 494)	36	(1 458)
Total comprehensive loss	0	0	0	(1 415)	607	0	(1 494)	(2 303)	(14)	(2 317)
Share-based payment	0	92	0	0	0	0	0	92	0	92
Excess tax benefit on share-based payment	0	(7)	0	0	0	0	0	(7)	0	(7)
Settlement of performance and restricted shares	0	(79)	170	0	0	(116)	0	(25)	0	(25)
Acquisition of treasury shares	0	0	(770)	0	0	0	0	(770)	0	(770)
Stock options exercise	0	0	0	0	0	1	0	1	0	1
Dividends	0	0	0	0	0	0	(963)	(963)	(7)	(970)
Disposal of subsidiaries	0	0	0	0	0	0	0	0	(9)	(9)
Acquisitions through business combinations	0	0	0	0	0	0	0	0	17	17
Acquisition of non-controlling interests	0	0	0	0	0	0	12	12	(788)	(776)
Other movements	0	1	0	0	0	0	4	5	0	5
Total of other equity movements	0	8	(599)	0	0	(115)	(947)	(1 653)	(787)	(2 440)
December 31, 2017	246	447	(1 480)	(932)	1 094	15 616	1 147	16 138	80	16 218

December 31, 2017	246	447	(1 480)	(932)	1 094	15 616	1 147	16 138	80	16 218
Adoption of IFRS 9 and IFRS 15 (note 14)	0	0	0	0	(252)	0	198	(54)	0	(54)
January 1, 2018	246	447	(1 480)	(932)	843	15 616	1 345	16 083	80	16 163
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	293	0	0	293	0	293
Translation differences	0	0	0	402	0	0	0	402	0	402
Net investment hedges, net of tax	0	0	0	(61)	0	0	0	(61)	0	(61)
Cash flow hedges, net of tax	0	0	0	0	(40)	0	0	(40)	0	(40)
Financial assets at fair value through other comprehensive income, net of tax (note 10)	0	0	0	0	(38)	0	0	(38)	0	(38)
Other increase, net	0	0	0	0	5	0	0	5	1	6
Loss for the period	0	0	0	0	0	0	(340)	(340)	5	(335)
Total comprehensive income	0	0	0	341	221	0	(340)	221	6	227
Share-based payment	0	68	0	0	0	0	0	68	0	68
Excess tax benefit on share-based payment	0	5	0	0	0	0	0	5	0	5
Settlement of performance and restricted shares	0	(85)	72	0	0	(11)	0	(24)	0	(24)
Cancellation of treasury shares	0	0	1 000	0	0	0	(1 000)	0	0	0
Stock options exercise	0	0	0	0	0	1	0	1	0	1
Dividends	0	0	0	0	0	0	(1 063)	(1 063)	(5)	(1 068)
Acquisition of non-controlling interests	0	0	0	0	0	0	(1)	(1)	1	0
Total of other equity movements	0	(12)	1 072	0	0	(10)	(2 066)	(1 016)	(4)	(1 020)
December 31, 2018	246	436	(408)	(592)	1 063	15 606	(1 062)	15 289	82	15 371

The above condensed consolidated statement of changes in shareholders’ equity should be read in conjunction with accompanying notes.

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited, consolidated, condensed financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting. This consolidated, condensed financial statement information should be read in conjunction with the financial statements for 2017, which have been prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the financial statements for 2017 with the exception of changes resulting from adoption of IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers as described in note 14, “New accounting standards”.

This financial report was authorized for issue by management on January 30, 2019.

Nokia presents financial information on reported, non-IFRS and constant currency basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. In order to allow full visibility on determining non-IFRS results, information on non-IFRS exclusions is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

Non-IFRS or constant currency financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and either of these financial measures as used by Nokia may not be comparable to similarly titled measures used by other companies or persons.

On July 3, 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) commenced operations of the new joint venture Nokia Shanghai Bell (“NSB”). As part of the NSB definitive agreements, China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect its conditional obligation to China Huaxin, Nokia recorded the present value of the expected future cash settlement as a financial liability of EUR 737 million within other long-term liabilities and derecognised its non-controlling interest balance of EUR 772 million related to NSB with the difference recorded within retained earnings. The recognition of the present value discount on the financial liability is recorded as interest expense and any changes in the estimated future cash settlement are recorded within financial income and expense. In 2018, Nokia reclassified the financial liability from non-current liabilities to current liabilities which is in line with the option exercise period.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

New and amended standards and interpretations adopted

On January 1, 2018, Nokia adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The nature of new standards, impact of adoption on Nokia’s consolidated financial statements and changes to Nokia’s accounting policies resulting from the adoption are described in detail in note 14, “New accounting standards”. Other amendments and interpretations that became effective on January 1, 2018, did not have a material impact on Nokia’s consolidated financial statements.

Standards issued but not yet effective

IFRS 16, Leases, (“IFRS 16”) was issued in January 2016 and it sets out the requirements for the recognition, measurement, presentation and disclosure of leases. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities for most leases, excluding short-term leases, in the consolidated statement of financial position.

Nokia will adopt IFRS 16 on the effective date of January 1, 2019 using the cumulative catch-up transition method. In accordance with the IFRS 16 transition guidance, comparative information will not be restated. On adoption, all right-of-use assets (prior to adjustment for prepaid assets, accrued lease payments and onerous lease contract provisions) will be recorded with an equivalent value recorded for the related lease liabilities. Key judgments and estimates used under IFRS 16 primarily relate to the evaluation of lease terms and the use of discount rates.

In the consolidated financial statements for the quarter ended December 31, 2018, Nokia disclosed non-cancellable operating lease commitments of EUR 1 099 million, of which the majority relates to real estate operating lease commitments. Nokia expects that the non-cancellable operating lease commitments calculated in accordance with current lease accounting requirements will differ from the lease liabilities recorded as part of the adoption of IFRS 16.

Nokia expects that the adoption of IFRS 16 will slightly increase operating profit as the interest component on the lease payments will be recognized in financial income and expenses. In the consolidated statement of cash flows, cash flow from operating activities is expected to increase as the principal component of lease payments will now be recorded within cash flows from financing activities. The impact of IFRS 16 adoption on total equity is not expected to be material. Nokia’s activities as a lessor are not material and hence Nokia does not expect any material impact on the consolidated financial statements related to such activities.

IFRS 16 allows for entities to elect certain practical expedients to simplify the initial adoption of IFRS 16, as well as the ongoing application of IFRS 16.

Nokia elected to adopt the following practical expedients upon transition:
•  Nokia applied IFRS 16 to contracts that were previously identified as leases applying IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”;
•  Nokia adjusted the right-of-use assets by the amount of onerous lease contract provisions recognized in the consolidated statement of financial position in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”;
•  Nokia excluded initial direct costs related to the execution of lease contracts from the measurement of the right-of-use assets; and
•  Nokia applied hindsight to estimate the lease term for all lease contracts existing on the effective date of January 1, 2019

Nokia elected to adopt the following practical expedients on an ongoing basis:
•  Nokia will not separate non-lease components from lease components and will instead account for each lease component and associated non-lease component as a single lease component; and
•  Nokia will not recognize any short-term leases on the consolidated statement of financial position where the lease term is 12 months or less at the lease commencement date. Instead, Nokia will recognize the lease payments associated with short-term leases as an expense recognized on a basis representative of the pattern of the lease’s benefit.

Currency exposures, approximately (unaudited)

	Q4’18		Q4’17		Q3’18
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~30%	~25%	~30%	~25%	~30%
USD	~45%	~45%	~45%	~45%	~45%	~45%
CNY	~10%	~10%	~10%	~10%	~10%	~10%
Other	~20%	~15%	~20%	~15%	~20%	~15%
Total	100%	100%	100%	100%	100%	100%

End of Q4’18 balance sheet rate 1 EUR = 1.15 USD, end of Q4’17 balance sheet rate 1 EUR = 1.20 USD and end of Q3’18 balance sheet rate 1 EUR = 1.16 USD

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

2. NON-IFRS TO REPORTED RECONCILIATION (unaudited)

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude costs related to the Acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Q4’18 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	6 872	(3 957)	(1 016)	(758)	(21)	1 120	(110)	(288)	741	728	13
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(3)					(3)		1	(2)	(2)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(1)	(144)	(88)		(234)		59	(175)	(175)
Transaction and related costs, including integration costs		(3)		(85)	(5)	(92)		20	(72)	(72)
Restructuring and associated charges					(58)	(58)		13	(46)	(46)
Product portfolio strategy costs		(134)	(5)		(2)	(142)		29	(112)	(112)
Divestment of businesses					(5)	(5)		1	(4)	(4)
Fair value changes of legacy IPR fund					(16)	(16)		(9)	(25)	(25)
Loss on sale of fixed assets					(5)	(5)		1	(4)	(4)
Costs associated with contract exit		(13)		(1)		(14)		3	(11)	(11)
Change in financial liability to acquire NSB non-controlling interest						0	21		21	21
Deferred tax valuation allowance						0		(70)	(70)	(70)
Deferred tax expense due to tax rate changes						0		(73)	(73)	(73)
Legal entity integration						0		35	35	35
Total non-IFRS exclusions	(3)	(151)	(149)	(174)	(90)	(568)	21	10	(537)	(537)	0
Reported	6 869	(4 108)	(1 165)	(933)	(111)	552	(89)	(278)	203	191	13

Q4’17 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	6 668	(3 906)	(1 069)	(768)	78	1 004	(73)	(232)	716	709	6
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(16)					(16)		6	(10)	(10)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(2)	(154)	(95)		(251)		80	(171)	(171)
Gain on sale of fixed assets					11	11		(2)	10	10
Transaction and related costs, including integration costs		(3)	(1)	(67)	9	(62)		14	(48)	(48)
Restructuring and associated charges					(77)	(77)		18	(58)	(58)
Product portfolio strategy costs	(1)	(148)	(2)		(8)	(159)		34	(125)	(125)
Impairment of assets					(32)	(32)		8	(24)	(24)
(Loss)/Gain on sale of financial assets						0	(32)	68	36	36
Change in financial liability to acquire NSB non-controlling interest						0	64	(29)	35	35
Deferred tax expense due to tax rate changes						0		(738)	(738)	(738)
Total non-IFRS exclusions	(17)	(153)	(157)	(163)	(96)	(585)	32	(540)	(1 094)	(1 094)	0
Reported	6 651	(4 058)	(1 226)	(930)	(18)	419	(41)	(772)	(378)	(384)	6

Q1-Q4’18 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	22 580	(13 545)	(4 014)	(2 896)	55	2 180	(358)	(563)	1 272	1 267	5
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(16)					(16)		5	(11)	(11)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(6)	(576)	(358)		(940)		222	(717)	(717)
Transaction and related costs, including integration costs		(7)	(1)	(207)	(5)	(220)		48	(172)	(172)
Restructuring and associated charges				(1)	(319)	(321)		66	(255)	(255)
Product portfolio strategy costs		(548)	(28)		(7)	(583)		118	(465)	(465)
Impairment of assets					(48)	(48)		11	(37)	(37)
Divestment of businesses					(39)	(39)		5	(34)	(34)
Fair value changes of legacy IPR fund					(57)	(57)		1	(57)	(57)
Loss on sale of fixed assets					(1)	(1)			(1)	(1)
Costs associated with contract exit		(13)		(1)		(14)		3	(11)	(11)
Change in financial liability to acquire NSB non-controlling interest						0	6		6	6
Release of cumulative exchange differences related to abandonment of foreign operations						0	38	1	39	39
Deferred tax valuation allowance						0		(82)	(82)	(82)
Operating model integration						0		13	13	13
Deferred tax expense due to tax rate changes						0		(73)	(73)	(73)
Legal entity integration						0		35	35	35
Total non-IFRS exclusions	(17)	(572)	(606)	(567)	(477)	(2 239)	45	374	(1 821)	(1 821)	0
Reported	22 563	(14 117)	(4 620)	(3 463)	(422)	(59)	(313)	(189)	(549)	(554)	5

Q1-Q4’17 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	23 223	(13 549)	(4 225)	(3 024)	162	2 587	(280)	(443)	1 875	1 869	6
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(55)					(55)		17	(37)	(37)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(7)	(633)	(394)		(1 033)		309	(725)	(724)	(1)
Transaction and related costs, including integration costs		(19)	(2)	(194)	9	(206)		44	(161)	(161)
Restructuring and associated charges				(4)	(576)	(579)		140	(439)	(439)
Product portfolio strategy costs	(20)	(433)	(57)		(25)	(536)		113	(423)	(454)	31
Impairment of assets					(173)	(173)		8	(165)	(165)
Gain on sale of fixed assets					11	11		(2)	10	10
Loss on sale of financial assets						0	(32)	68	36	36
Early redemption cost of debt						0	(220)	44	(176)	(176)
Uncertain tax position in Germany						0	(69)	(137)	(206)	(206)
Change in financial liability to acquire NSB non-controlling interest						0	64	(29)	35	35
Deferred tax valuation allowance						0		(77)	(77)	(77)
Operating model integration						0		(245)	(245)	(245)
Deferred tax expense due to tax rate changes						0		(738)	(738)	(738)
Total non-IFRS exclusions	(75)	(460)	(691)	(591)	(753)	(2 571)	(257)	(484)	(3 311)	(3 342)	30
Reported	23 147	(14 009)	(4 916)	(3 615)	(591)	16	(537)	(927)	(1 437)	(1 473)	36

3. SEGMENT INFORMATION (unaudited)

Nokia has two businesses: Nokia’s Networks business and Nokia Technologies, and four reportable segments for financial reporting purposes: (1) Ultra Broadband Networks, (2) Global Services and (3) IP Networks and Applications within Nokia’s Networks business; and (4) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

Nokia has aggregated Mobile Networks and Fixed Networks operating segments to one reportable segment, Ultra Broadband Networks; and IP/Optical Networks and Nokia Software(1) operating segments to one reportable segment, IP Networks and Applications. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

The President and CEO is the chief operating decision maker and monitors the operating results of operating and reportable segments for the purpose of making decisions about resource allocation and performance assessment. Key financial performance measures of the segments include primarily net sales and operating profit. The evaluation of segment performance and allocation of resources is based on non-IFRS operating profit.

Accounting policies of the segments are the same as those described in note 2, “Significant accounting policies” of our Annual Report for 2017. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Ultra Broadband Networks

Ultra Broadband Networks comprises Mobile Networks and Fixed Networks operating segments.

The Mobile Networks operating segment offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware and software for communications service providers, enterprises and related markets/verticals, such as public safety and Internet of Things (“IoT”).

The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer.

Global Services

Global Services operating segment provides a wide range of professional services with multi-vendor capabilities, covering network planning and optimization, systems integration as well as company-wide managed services. It also provides network implementation and care services for mobile networks, using the strength of its global service delivery for quality, speed and efficiency.

IP Networks and Applications

IP Networks and Applications comprises IP/Optical Networks and Nokia Software operating segments.

The IP/Optical Networks operating segment provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity.

The Nokia Software operating segment offers software solutions spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as Cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience.

Nokia Technologies

The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other

Group Common and Other includes Alcatel-Lucent Submarine Networks and Radio Frequency Systems, both of which are being managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses.

(1)Applications & Analytics operating segment was renamed as Nokia Software on February 1, 2018.

Q4’18 EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	2 654	1 765	1 795	6 215	423	255	(21)	6 872	(3)	6 869
Cost of sales	(1 460)	(1 375)	(914)	(3 749)	(3)	(226)	21	(3 957)	(151)	(4 108)
Gross profit	1 194	390	881	2 465	420	30	0	2 915	(154)	2 761
% of net sales	45.0%	22.1%	49.1%	39.7%	99.3%	11.8%		42.4%		40.2%
Research and development expenses	(574)	(22)	(312)	(907)	(38)	(70)	0	(1 016)	(149)	(1 165)
Selling, general and administrative expenses	(294)	(171)	(216)	(682)	(32)	(44)	0	(758)	(174)	(933)
Other income and expenses	(25)	(18)	7	(35)	(3)	17	0	(21)	(90)	(111)
Operating profit/(loss)	301	180	361	841	347	(68)	0	1 120	(568)	552
% of net sales	11.3%	10.2%	20.1%	13.5%	82.0%	(26.7)%		16.3%		8.0%
Depreciation and amortization	(62)	(17)	(36)	(116)	(6)	(12)	0	(133)	(234)	(367)
Share of results of associated companies and joint ventures	18	0	0	18	0	0	0	18	0	18
EBITDA	381	197	397	975	353	(55)	0	1 272	(335)	937

(1)         Mobile Networks net sales of EUR 2 112 million and Fixed Networks net sales of EUR 542 million.

(2)         IP Routing net sales of EUR 794 million, Optical Networks net sales of EUR 467 million and Nokia Software net sales of EUR 534 million.

(3)         Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q4’17 EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	2 471	1 642	1 714	5 827	554	302	(16)	6 668	(17)	6 651
Cost of sales	(1 323)	(1 357)	(953)	(3 634)	(30)	(258)	16	(3 906)	(153)	(4 058)
Gross profit	1 147	285	761	2 193	524	45	0	2 762	(169)	2 593
% of net sales	46.4%	17.4%	44.4%	37.6%	94.6%	14.9%		41.4%		39.0%
Research and development expenses	(616)	(21)	(316)	(953)	(56)	(60)	0	(1 069)	(157)	(1 226)
Selling, general and administrative expenses	(279)	(153)	(189)	(622)	(85)	(61)	0	(768)	(163)	(930)
Other income and expenses	15	11	3	28	6	44	0	78	(96)	(18)
Operating profit/(loss)	267	121	259	647	389	(31)	0	1 004	(585)	419
% of net sales	10.8%	7.4%	15.1%	11.1%	70.2%	(10.3)%		15.1%		6.3%
Depreciation and amortization	(57)	(20)	(36)	(113)	(2)	(14)	0	(129)	(251)	(380)
Share of results of associated companies and joint ventures	17	0	0	17	0	0	0	17	0	17
EBITDA	340	142	294	776	391	(18)	0	1 149	(334)	815

(1)         Mobile Networks net sales of EUR 1 944 million and Fixed Networks net sales of EUR 526 million.

(2)         IP Routing net sales of EUR 737 million, Optical Networks net sales of EUR 506 million and Nokia Software net sales of EUR 471 million.

(3)         Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q4’18 EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	8 692	5 710	5 719	20 121	1 501	1 021	(63)	22 580	(17)	22 563
Cost of sales	(4 816)	(4 709)	(3 196)	(12 721)	(22)	(865)	63	(13 545)	(572)	(14 117)
Gross profit	3 876	1 001	2 523	7 400	1 479	156	0	9 035	(590)	8 446
% of net sales	44.6%	17.5%	44.1%	36.8%	98.5%	15.3%		40.0%		37.4%
Research and development expenses	(2 273)	(87)	(1 232)	(3 592)	(145)	(277)	0	(4 014)	(606)	(4 620)
Selling, general and administrative expenses	(1 079)	(652)	(845)	(2 576)	(127)	(193)	0	(2 896)	(567)	(3 463)
Other income and expenses	(14)	(21)	1	(34)	(5)	93	0	55	(477)	(422)
Operating profit/(loss)	510	242	447	1 199	1 203	(221)	0	2 180	(2 239)	(59)
% of net sales	5.9%	4.2%	7.8%	6.0%	80.1%	(21.6)%		9.7%		(0.3)%
Depreciation and amortization	(236)	(66)	(147)	(449)	(21)	(45)	0	(515)	(940)	(1 455)
Share of results of associated companies and joint ventures	12	0	0	12	0	0	0	12	0	12
EBITDA	758	308	594	1 660	1 224	(176)	0	2 708	(1 300)	1 408

(1)         Mobile Networks net sales of EUR 6 712 million and Fixed Networks net sales of EUR 1 980 million.

(2)         IP Routing net sales of EUR 2 545 million, Optical Networks net sales of EUR 1 606 million and Nokia Software net sales of EUR 1 568 million.

(3)         Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q4’17 EUR million	Ultra Broadband Networks(1)	Global Services	IP Networks and Applications(2)	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(3)	Nokia Total
Net sales	8 970	5 810	5 742	20 523	1 654	1 115	(69)	23 223	(75)	23 147
Cost of sales	(4 723)	(4 698)	(3 169)	(12 590)	(71)	(957)	69	(13 549)	(460)	(14 009)
Gross profit	4 247	1 113	2 573	7 933	1 583	158	0	9 674	(535)	9 139
% of net sales	47.3%	19.2%	44.8%	38.7%	95.7%	14.2%		41.7%		39.5%
Research and development expenses	(2 361)	(85)	(1 284)	(3 730)	(235)	(260)	0	(4 225)	(691)	(4 916)
Selling, general and administrative expenses	(1 162)	(631)	(793)	(2 587)	(218)	(219)	0	(3 024)	(591)	(3 615)
Other income and expenses	58	14	24	95	(6)	73	0	162	(753)	(591)
Operating profit/(loss)	781	411	519	1 711	1 124	(248)	0	2 587	(2 571)	16
% of net sales	8.7%	7.1%	9.0%	8.3%	68.0%	(22.2)%		11.1%		0.1%
Depreciation and amortization	(258)	(80)	(160)	(498)	(12)	(48)	0	(558)	(1 033)	(1 591)
Share of results of associated companies and joint ventures	22	0	0	22	(10)	0	0	11	0	11
EBITDA	1 060	491	679	2 231	1 126	(201)	0	3 156	(1 538)	1 618

(1)         Mobile Networks net sales of EUR 6 896 million and Fixed Networks net sales of EUR 2 075 million.

(2)         IP Routing net sales of EUR 2 694 million, Optical Networks net sales of EUR 1 499 million and Nokia Software net sales of EUR 1 550 million.

(3)         Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES BY GEOGRAPHIC AREA (unaudited)

EUR million	Q4’18	Q4’17	YoY change	Q1-Q4’18	Q1-Q4’17	YoY change
Asia-Pacific	1 189	1 126	6%	4 081	4 228	(3)%
Europe	1 916	2 086	(8)%	6 489	6 833	(5)%
Greater China	622	677	(8)%	2 165	2 516	(14)%
Latin America	452	428	6%	1 380	1 279	8%
Middle East & Africa	564	588	(4)%	1 874	1 907	(2)%
North America	2 126	1 746	22%	6 575	6 384	3%
Total	6 869	6 651	3%	22 563	23 147	(3)%

5. ACQUISITIONS AND DISPOSALS (unaudited)

Acquisitions

The acquisitions completed during 2018 did not have a material impact on the consolidated statement of financial position, comprehensive income or cash flows. The aggregate purchase price, aggregate net assets and aggregate goodwill amounted to EUR 29 million, negative EUR 3 million and EUR 32 million, respectively.

Unium Inc.

On March 15, 2018 Nokia acquired 100% ownership interest in Unium Inc., a US-based software company that specializes in solving complex wireless networking problems for use in mission-critical and residential Wi-Fi applications. The goodwill arising from the acquisition was allocated to Fixed Networks operating segment.

SpaceTime Insight Inc.

On April 30, 2018 Nokia acquired the business of SpaceTime Insight Inc., a US-based software company that provides machine learning-powered analytics and IoT applications for some of the world’s largest transportation, energy and utilities organizations. The goodwill arising from the acquisition was allocated to Nokia Software operating segment.

Disposals

On May 31, 2018, Nokia closed the sale of its Digital Health business. The disposal comprised 100% of the share capital of Nokia Technologies (France) SA and its subsidiaries. Nokia recognized a loss of EUR 17 million related to the transaction within other income and expenses. On September 13, 2018, Nokia and Volaris Group Inc. announced that they have entered into an agreement on the sale and transfer of the majority of Nokia’s IP Video business to Velocix, a new independent pure play streaming technology company in which Nokia will remain a minority shareholder. The disposal was completed on January 1, 2019. Nokia has recognized a loss of EUR 17 million  related to a contract obligation related to the transaction within other income and expenses in 2018.

6. DISCONTINUED OPERATIONS (unaudited)

Discontinued operations include the continuing financial effects of the HERE business and the Devices & Services business, the disposals of which were completed on December 4, 2015 and April 25, 2014, respectively.

Results of discontinued operations

EUR million	Q4’18	Q4’17	Q1-Q4’18	Q1-Q4’17
Net sales	0	0	0	0
Cost of sales	0	0	0	0
Gross profit	0	0	0	0
Operating (expenses)/income	(2)	3	8	(22)
Operating (loss)/profit	(2)	4	8	(22)
Financial income and expense	1	(1)	81	6
(Loss)/profit before tax	(1)	2	89	(16)
Income tax benefit/(expense)	4	(4)	125	(10)
Profit/(loss) for the period, ordinary activities	2	(2)	214	(26)
Gain on the sale of businesses, net of tax	0	0	0	5
Profit/(loss) from discontinued operations	2	(2)	214	(21)

Cash flows from discontinued operations

	Reported	Reported	Reported	Reported
EUR million	Q4’18	Q4’17	Q1-Q4’18	Q1-Q4’17
Net cash used in operating activities	0	(10)	(33)	(14)
Net cash from/(used in) investing activities	0	0	10	(16)
Net cash flow for the period	0	(10)	(23)	(30)

The results of discontinued operations in 2018 mostly relate to a resolution reached in the tax dispute concerning the applicability of withholding tax in respect of payments by Nokia India Private Limited to Nokia Corporation for the supply of operating software in Devices & Services business as well as a release of uncertain tax positions related to HERE business. The cash flows of discontinued operations in 2018 mostly relate to aforementioned resolution in the tax dispute.

7. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (unaudited)

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and post-retirement welfare benefit plans, providing post-retirement healthcare benefits and life insurance coverage. Defined benefit plans expose Nokia to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

Nokia remeasures all pension and post-retirement plan assets and liabilities annually through valuations performed by external actuaries. The remeasurement of all plan assets and liabilities has been performed as of December 31, 2018.

Change in pension and post-retirement net asset/(liability) recognized

	December 31, 2018			December 31, 2017
EUR million	Pension benefits(1)	Post- retirement benefits	Total	Pension benefits(1)	Post- retirement benefits	Total
Net asset/(liability) recognized at January 1	1 525	(1 986)	(461)	1 284	(2 482)	(1 198)
Current service cost	(162)	0	(162)	(180)	0	(180)
Net interest income/(expense)	48	(64)	(16)	44	(81)	(37)
Curtailment	(43)	0	(43)	(5)	(1)	(6)
Pension and healthcare plan amendments	(12)	0	(12)	9	0	9
Business combinations	(1)	0	(1)	0	0	0
Total expense recognized in the income statement	(170)	(64)	(234)	(132)	(82)	(214)
Actuarial gains/(losses) for the period	326	144	470	823	133	956
Change in asset ceiling, excluding amounts included in net interest (expense)	(82)	0	(82)	(233)	0	(233)
Total recognized in other comprehensive income	244	144	388	590	133	723
Exchange differences	118	(87)	31	(240)	297	57
Contributions and benefits paid	181	6	187	246	4	250
Other movements(2)	(14)	0	(14)	(223)	144	(79)
Net asset/(liability) recognized at the end of the period	1 884	(1 987)	(103)	1 525	(1 986)	(461)
of which:
- Defined benefit pension assets	4 224	0	4 224	3 979	0	3 979
- Defined benefit pension and post-retirement liabilities	(2 340)	(1 987)	(4 327)	(2 454)	(1 986)	(4 440)

(1)Includes pensions, retirement indemnities and other post-employment plans.

(2)Includes Section 420 transfers, medicare subsidies, acquisition through business combinations and other transfers.

Weighted average discount rates	December 31, 2018	December 31, 2017
U.S. Pension	3.9	3.3
U.S. Post-retirement healthcare and other	3.7	3.1
U.S. Post-retirement group life	4.0	3.4
Euro - Pension(1)	1.5	1.3
U.K. - Pension	2.7	2.5

(1)Includes pensions, retirement indemnities and end-of service gratuities.

Funded status	December 31, 2018	December 31, 2017
Defined benefit obligation	(23 955)	(25 498)
Fair value of plan assets	24 479	25 536
Funded status	524	38
Impact of the asset ceiling	(627)	(499)
Net liability recognized at end of period	(103)	(461)

8. DEFERRED TAXES (unaudited)

At December 31, 2018, Nokia had recognized deferred tax assets of EUR 4.9 billion. The deferred tax assets are recognized to the extent it is probable that taxable profit will be available against which the tax losses, tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.5 billion) and the United States (EUR 1.2 billion). Based on the recent years’ profitability in Finland and the United States, excluding certain integration costs in Finland related to the acquisition of Alcatel Lucent in 2016, and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in Finland and the United States to conclude that it is probable that Nokia will be able to utilize the tax losses, tax credits and deductible temporary differences in the foreseeable future.

At December 31, 2018, Nokia had unrecognized deferred tax assets of approximately EUR 5 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

At December 31, 2018, Nokia had deferred tax liabilities of EUR 0.4 billion. The majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

9. NET CASH AND CURRENT FINANCIAL INVESTMENTS (unaudited)

EUR million	December 31, 2018	December 31, 2017	September 30, 2018
Current financial investments	612	911	813
Cash and cash equivalents	6 261	7 369	4 799
Total cash and current financial investments	6 873	8 280	5 612
Long-term interest-bearing liabilities	2 828	3 457	2 768
Short-term interest-bearing liabilities	994	309	967
Interest-bearing liabilities	3 822	3 766	3 736
Net cash and current financial investments	3 051	4 514	1 876

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, “Significant accounting policies” and note 24, “Fair value of financial instruments”, of our Annual Report for 2017. For information on changes in classification related to the adoption of IFRS 9, refer to note 14, “New accounting standard”. Items carried at fair value in the following table are measured at fair value on a recurring basis.

	Carrying amounts								Fair value
		Fair value through profit or loss			Fair value through other comprehensive income
EURm	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
At December 31, 2018
Non-current financial investments	0	8	0	682	0	0	0	690	690
Other non-current financial assets	188	0	94	6	0	85	0	373	357
Other current financial assets including derivatives	20	0	131	0	0	92	0	243	243
Trade receivables	0	0	0	0	0	4 809	0	4 809	4 809
Current financial investments	106	0	52	0	0	454	0	612	612
Cash and cash equivalents	4 531	0	1 730	0	0	0	0	6 261	6 261
Total financial assets	4 845	8	2 007	688	0	5 440	0	12 988	12 972
Long-term interest-bearing liabilities	2 828	0	0	0	0	0	0	2 828	2 820
Other long-term financial liabilities	0	0	0	14	0	0	0	14	14
Short-term interest-bearing liabilities	994	0	0	0	0	0	0	994	997
Other financial liabilities including derivatives	0	0	198	693	0	0	0	891	891
Trade payables	4 783	0	0	0	0	0	0	4 783	4 783
Total financial liabilities	8 605	0	198	707	0	0	0	9 510	9 505

	Carrying amounts								Fair value
		Fair value through profit or loss			Fair value through other comprehensive income
EURm	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
At December 31, 2017
Non-current financial investments	119	0	0	0	16	137	544	816	816
Other non-current financial assets	108	0	99	8	0	0	0	215	195
Other current financial assets including derivatives	106	0	196	0	0	0	0	302	302
Trade receivables	6 880	0	0	0	0	0	0	6 880	6 880
Current financial investments	0	0	0	0	0	911	0	911	911
Cash and cash equivalents	7 369	0	0	0	0	0	0	7 369	7 369
Total financial assets	14 582	0	295	8	16	1 048	544	16 493	16 473
Long-term interest-bearing liabilities	3 457	0	0	0	0	0	0	3 457	3 574
Other long-term financial liabilities	44	0	0	672	0	0	0	716	716
Short-term interest-bearing liabilities	309	0	0	0	0	0	0	309	309
Other financial liabilities including derivatives	0	0	268	0	0	0	0	268	268
Trade payables	3 996	0	0	0	0	0	0	3 996	3 996
Total financial liabilities	7 806	0	268	672	0	0	0	8 746	8 863

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

EURm	Level 3 Financial Assets	Level 3 Financial Liabilities

Balance at December 31, 2017	552	(672)
Adoption of IFRS 9(1)	122	0
Balance at January 1, 2018	674	(672)
Net gains/(losses) in income statement	49	(34)
Additions	119	0
Deductions	(150)	8
Other movements	(4)	(9)
Balance at December 31, 2018	688	(707)

(1)Non-current available-for-sale investments for which the fair value was estimated to equal cost less impairment under IAS 39, as their fair value was not possible to estimate reliably, are classified as level 3 financial instruments at fair value through profit or loss under IFRS 9.

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses.  The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net loss of EUR 96 million (net gain of EUR 63 million in 2017) related to level 3 financial instruments held at December 31, 2018, was included in the profit and loss during 2018.

11. PROVISIONS (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2018	722	76	210	76	130	107	66	501	1 888
Translation differences	2	(5)	0	1	(11)	4	2	3	(4)
Reclassification	(18)	0	0	0	9	(1)	(1)	11	0
Charged to income statement	238	(5)	96	(10)	23	8	30	(120)	260
Additional provisions	289	0	179	0	32	11	81	67	659
Changes in estimates(1)	(51)	(5)	(83)	(10)	(9)	(3)	(51)	(187)	(399)
Utilized during period(2)	(451)	0	(111)	(12)	(42)	(10)	(25)	(66)	(717)
At December 31, 2018	493	66	195	55	109	108	72	329	1 427

(1)The changes in estimates in other provisions include a release of EUR 110 million due to resolution of a tax dispute related to discontinued operations.

(2)The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 55 million remained in accrued expenses as of December 31, 2018.

12. INTEREST-BEARING LIABILITIES (unaudited)

			Nominal		Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	(million)	Final maturity	December 31, 2018	December 31, 2017
Nokia Corporation	6.75 % Senior Notes	EUR	231	February 2019	232	241
Nokia Corporation	5.375 % Senior Notes	USD	581	May 2019	507	487
Nokia Corporation	1.00 % Senior Notes	EUR	500	March 2021	499	498
Nokia Corporation	3.375 % Senior Notes	USD	500	June 2022	423	406
Nokia Corporation	2.00 % Senior Notes	EUR	750	March 2024	750	744
Nokia Corporation	4.375 % Senior Notes	USD	500	June 2027	415	404
Nokia of America Corporation	6.50 % Senior Notes	USD	74	January 2028	65	62
Nokia of America Corporation	6.45 % Senior Notes	USD	206	March 2029	182	174
Nokia Corporation	6.625 % Senior Notes	USD	500	May 2039	455	424
Nokia Corporation	Revolving credit facility	EUR	1579	June 2020	0	0
Nokia Corporation	Loan facilities(1),(2)	EUR	750		0	0
Nokia Corporation and various subsidiaries	Other liabilities				294	326
Total					3 822	3 766

(1)A loan facility agreement of EUR 500 million for financing research and development of 5G technology was signed with the European Investment Bank (EIB) in August 2018. The availability period of the loan facility ends in February 2020. The loan facility has not yet been disbursed and will have an average maturity of approximately five years after disbursement.

(2)A loan facility agreement of EUR 250 million for financing research and development of 5G technology was signed with the Nordic Investment Bank (NIB) in December 2018. The availability period of the loan facility ends in February 2019. The loan facility has not yet been disbursed and will have an average maturity of approximately five years after disbursement.

All Nokia borrowings are senior unsecured and have no financial covenants.

13. COMMITMENTS AND CONTINGENCIES (unaudited)

EUR million	December 31, 2018	December 31, 2017
Collateral for own commitments
Assets pledged	0	5
Contingent liabilities on behalf of Group companies(1)
Guarantees issued by financial institutions	1 570	1 678
Other guarantees	505	487
Contingent liabilities on behalf of other companies
Other guarantees	25	27
Leasing obligations(2)	1 099	961
Financing commitments
Customer finance commitments	313	495
Financing commitments to associated companies	20	20
Venture fund commitments	314	396

(1)In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally, Nokia has issued corporate guarantees with primary obligation given directly to customers with these guarantees amounting to EUR 1 041 million (EUR 1 114 million in 2017). In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

(2)Leasing obligations include EUR 217 million related to properties that are not yet available for use by Nokia as of December 31, 2018.

The amounts represent the maximum principal amount of commitments and contingencies.

14. NEW ACCOUNTING STANDARDS (unaudited)

Nokia has adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers on their effective date of January 1, 2018. This note describes the impact of adoption on Nokia’s consolidated financial statements and also discloses the changes to Nokia’s accounting policies that resulted from the adoption. In accordance with the transitional provision in IFRS 9 and IFRS 15, Nokia has not restated prior year comparatives.

The following table shows the adjustments recognized for each individual line item in the statement of financial position. Line items that were not affected by the changes have not been included, and as a result, the subtotals and totals cannot be calculated from the numbers provided. The adjustments are explained in more detail by standard below.

Consolidated statement of financial position (extract)

EUR million	December 31, 2017	IFRS 9	IFRS 15	January 1, 2018
ASSETS
Non-current financial investments	0	679		679
Available-for-sale investments	816	(816)		0
Deferred tax assets	4 582	9		4 591
Other non-current financial assets	215	132		347
Non-current assets	21 160	4	0	21 164
Trade receivables(1)	6 880	(46)	(1 728)	5 106
Contract assets(1)	0		1 919	1 919
Prepaid expenses and accrued income(1)	1 259		(217)	1 042
Other financial assets	302	4		306
Current financial investments	0	907		907
Available-for-sale investments, liquid assets	911	(911)		0
Current assets	19 841	(46)	(26)	19 769
Total assets	41 024	(43)	(26)	40 955

SHAREHOLDERS’ EQUITY AND LIABILITIES
Fair value and other reserves	1 094	(252)		842
Retained earnings	1 147	214	(16)	1 345
Total equity	16 218	(38)	(16)	16 164
Deferred tax liabilities	413	(5)	(5)	403
Contract liabilities(1)	0		1 216	1 216
Deferred revenue and other long-term liabilities(1)	2 986		(1 216)	1 770
Non-current liabilities	12 063	(5)	(5)	12 053
Contract liabilities(1)	0		2 478	2 478
Accrued expenses, deferred revenue and other liabilities(1)	6 666		(2 483)	4 183
Current liabilities	12 744	0	(5)	12 739
Total shareholders’ equity and liabilities	41 024	(43)	(26)	40 955

(1)The opening balance sheet adjustments for the adoption of IFRS 15 have been revised from those presented in the first and second quarter interim reports as follows (increase/[decrease]): Current assets EUR 567 million -  Trade receivables EUR 402 million, Contract assets EUR 382 million and Prepaid expenses and accrued income EUR (217) million; Current liabilities EUR 567 million - Accrued expenses, deferred revenue and other liabilities EUR 749 million and Contract liabilities EUR (182) million. EUR 129 million was  reclassified from Deferred revenue and other long-term liabilities to Non-current contract liabilities.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification and measurement of financial assets and liabilities, introduces a new impairment model and a new hedge accounting model. On adoption, Nokia has not restated comparative periods but presents the cumulative effect of adopting IFRS 9 as a transition adjustment to the opening balance of other comprehensive income and retained earnings as of January 1, 2018.

The effect of changes to Nokia’s financial statement due to the adoption of IFRS 9 are described below.

Classification and measurement of financial assets

Nokia has classified its financial assets in the following three categories: financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income and financial assets measured at fair value through profit and loss. The selection of the appropriate category is made based both on Nokia’s business model for managing the financial asset and on the contractual cash flows characteristics of the financial asset. The new asset classes replace the following IAS 39 asset classification categories: available-for-sale investments, derivative and other current financial assets, loans receivable, trade receivables, financial assets at fair value through profit or loss.

Nokia’s business model for managing financial assets is defined on portfolio level. The business model must be observable on practical level by the way business is managed. The cash flows of financial assets measured at amortized cost are solely payments of principal and interest. These assets are held within a business model which has an objective to hold assets to collect contractual cash flows. Financial assets measured at fair value through other comprehensive income have cash flows that are solely payments of principal and interest and these assets are held within a business model which has an objective that is achieved both by holding financial assets to collect contractual cash flows and selling financial assets. Financial assets measured at fair value through profit and loss are assets that do not fall in either of the two above-mentioned categories. In addition to the classification as described above, the accounting for financial assets is impacted if the financial asset is part of a hedging relationship.

Non-current Investments: Investments in unlisted private equity shares, technology-related publicly quoted shares and unlisted venture funds are classified as fair value through profit and loss. Under IAS 39 these items were classified as available-for-sale. Fair valuation is recorded in other income and expenses based on the business model assessment performed in conjunction with IFRS 9 transition.

Other non-current financial assets: Restricted bank deposits are classified as amortized cost. Under IAS 39 these items were classified as available-for-sale.

Loan receivables: Nokia’s business model for managing loans to customers and suppliers is both to collect contractual cash flows and to sell assets and hence customer finance assets are initially recognized and subsequently re-measured at fair value through other comprehensive income. Under IAS 39 these items were measured at amortized cost less impairment using the effective interest method.

Derivatives: There is no change in the classification or measurement of derivative assets not designated in hedge accounting relationships apart from embedded derivatives: based on IFRS 9, the whole contract is evaluated based on the classification criteria and then classified as its entirety. Based on IAS 39 embedded derivatives were measured at fair value through profit and loss.

Current Investments: Term deposits used as collaterals for derivative transactions are classified as current investments at amortized cost. Fixed income and money market securities are classified as fair value through other comprehensive income in case the instrument characteristics fulfil the criteria of payments of solely principal and interest and are not part of a structured investment (formerly classified as available-for-sale investments). Other investments are classified at fair value through profit or loss.

Trade receivables: Nokia’s business model for managing trade receivables is holding receivables to collect contractual cash flows and selling receivables. Hence, trade receivables are initially recognized at notional amounts and subsequently re-measured at fair value through other comprehensive income. IAS 39 measured these trade receivables at amortized cost.

Classification and measurement of financial liabilities

Nokia classifies derivative liabilities at fair value through profit and loss and all other financial liabilities at amortized cost. These category classes replace the IAS 39 classes: derivative and other financial liabilities, compound financial instruments, loans payable, and account payable. The implementation of IFRS 9 has not had a material effect on the classification and measurement of financial liabilities.

Impairment

Nokia assesses expected credit losses (ECL) on financial assets on a forward-looking basis whereas the impairment provision under IAS 39 was based on actual credit losses. Expected credit losses are calculated based on credit rating profile and estimated recovery rate as well as any other specific indicators on counterparty creditworthiness. The impairment requirements concern the following financial assets: customer loans and current investments measured at fair value through other comprehensive income, financial assets measured at amortized cost as well as financial guarantee contracts and loan commitments.

A loss allowance is recognized based on 12-month expected credit losses unless the credit risk for the financial instrument has increased significantly since initial recognition. For trade receivables and contract assets Nokia applies a simplified impairment approach to recognizing a loss allowance based on lifetime expected credit losses.

Hedge accounting

As Nokia’s foreign exchange risk management policy and hedge accounting model have already been aligned with the requirements of IFRS 9, all hedging relationships qualify for treatment as continuing hedging relationship. The requirement for hedge effectiveness of 80-125 % has been removed from IFRS 9 and the effectiveness of hedging is evaluated based on the economic relationship between the hedging instrument and hedged item. Nokia is separating the forward element and the spot element of a forward contract and designates as the hedging instrument only the change in the value of the spot element of the forward contract. Nokia also separates the time value of options and the basis element of cross currency swaps. These hedging costs are mainly recognized in other comprehensive income and subsequently accounted for in the same way as the intrinsic value. Under IAS 39 these costs were recognized in profit and loss as they occurred.

The monetary and line-by-line impact of the changes to classification and measurement of financial assets in the Statement of Financial Position is described in more detail below.

	IAS 39 classification	IFRS 9 classification	December 31, 2017 (IAS 39)	January 1, 2018 (IFRS 9)	Change in classification	Change in measurement
Non-current financial investments
Investments in private equity(1)	Available-for-sale	FVPL	679	679
Restricted bank deposits(2)	Available-for-sale	Amortized cost	137		(137)
Other non-current financial assets
Restricted bank deposits(2)	Available-for-sale	Amortized cost		137	137
Non-current customer financing(4)	Amortized cost	FVOCI	75	70		(5)
Other non-current financial assets	FVPL	FVPL	107	107
Other non-current financial assets	Amortized cost	Amortized cost	33	33
Other current financial assets including derivatives
Derivatives	FVPL	FVPL	196	196
Current portion of customer financing(4)	Amortized cost	FVOCI	84	84
Other current financial assets(2)	Amortized cost	Amortized cost	22	27	4
Trade receivables
Trade receivables(3)	Amortized cost	FVOCI	6 880	6 833		(46)
Current financial investments
Available-for-sale investments, liquid assets(5)	FVOCI	FVPL		84	84
Available-for-sale investments, liquid assets(2), (5)	FVOCI	FVOCI	911	823	(88)
Cash and cash equivalents
Financial investments at fair value through profit and loss	Amortized cost	FVPL	1 962	1 962
Financial investments at amortized cost	Amortized cost	Amortized cost	5 407	5 407

Deferred tax assets and liabilities
Deferred tax assets			4 582	4 591		9
Deferred tax liabilities			413	409	(2)	(3)

Shareholders’ equity
Fair value and other reserves(1), (3), (4), (6), (7)			1 094	843	(210)	(41)
Retained earnings(1), (6), (7)			1 147	1 361	212	2

(1)Upon initial application of the standard, the accumulated net positive fair value changes for Nokia’s investments in venture funds, a gain of EUR 226 million, formerly recorded to other comprehensive income, is presented as a transition adjustment to opening balance of retained earnings. There was no change in the valuation nor carrying amount of these assets.

(2)Certain restricted bank deposits classified mainly as non-current available-for-sale investments under IAS 39 are classified as amortized cost. There was no change in the carrying amount of these deposits.

(3)The initial fair value adjustment for trade receivables of a loss of EUR 46 million is presented in opening balance of other comprehensive income as a transition adjustment.

(4)The initial fair value adjustment for customer finance assets of a loss of EUR 4 million is presented in opening balance of other comprehensive income as a transition adjustment.

(5)Nokia has assessed the investments classified according to IAS 39 as current available-for-sale, liquid assets, and will classify certain investment funds to be measured at fair value through profit or loss at the adoption of the new standard. The rest of these investments satisfy the conditions for classification at fair value through other comprehensive income.

(6)Nokia has assessed the impact of the new impairment model. As the credit quality of Nokia’s fixed income and money market investments is high, there is no significant impact from the new model. There is an impact of EUR 9 million loss to loans extended to Nokia’s customers as the new model results in an earlier recognition of credit losses that has been recorded in opening balance of other comprehensive income and retained earnings as a transition adjustment.

(7)For cash flow hedge accounting, Nokia has elected to defer cost of hedging in other comprehensive income until the hedged item impacts profit and loss. As a result a loss of EUR 10 million for accumulated forward points related to hedges under cash flow hedge accounting at the end of 2017 has been recorded in opening balance of other comprehensive income and retained earnings as a transition adjustment. For net investment hedge accounting, Nokia has elected to defer cost of hedging in other comprehensive income and amortize it over the duration of the hedge. The initial adjustment related to treatment of cost of net investment hedging is not significant.

The numbers quoted in the footnotes above are gross of tax. The tax impact of IFRS 9 transition adjustments has been recorded to deferred tax assets, deferred tax liabilities, fair value and other reserves or retained earnings as applicable.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces IAS 18, Revenue, and IAS 11, Construction contracts and establishes a new five-step model that applies to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized to reflect the transfer of promised goods and services to customers for amounts that reflect the consideration to which an entity expects to be entitled in exchange for those goods and services. Nokia adopted the standard by applying the modified retrospective method and has presented the cumulative effect of adopting IFRS 15 as an adjustment to the opening balance of retained earnings as of January 1, 2018.

Management analyzed the impact of the adoption of IFRS 15 and concluded that the new standard did not have a material impact on Nokia’s consolidated retained earnings. For the impact on the presentation on the statement of financial position, please refer below under section Opening balance sheet adjustment and application in 2018. The procedures performed by management focused on a review of existing contracts through December 31, 2017, focusing on the following areas:

Arrangements with customers

Management considered the definition of a contract in accordance with the new standard and concluded that only legally binding commitments should be considered in evaluating the accounting for arrangements with customers. As such, frame agreements will be accounted for based on purchase orders, initial discounts and other material rights. Previously, a broader contract definition was permitted for accounting purposes.

Identification of performance obligations and allocation of transaction price

In accordance with IFRS 15, the identification of performance obligations and allocation of transaction price is based on a fair value model. Nokia’s application of previous accounting standards is consistent with IFRS 15.

Transfer of control of hardware

The point at which control transfers to the customer under IFRS 15 is consistent with Nokia’s assessed point of transfer of the significant risks and rewards of ownership to the customer under the previous standard.

Software revenue

In accordance with IFRS 15, revenue related to software arrangements will be recognized at the point in time when a performance obligation is satisfied. Under previous standards, certain software revenue arrangements were recorded as revenue over the terms of the arrangements where customers had access to a portfolio of software solutions. After the adoption of IFRS 15, this change may result in larger fluctuations in revenue between quarters than under the previous standard. In 2018, this change did not have a material impact.

Patent license agreements in Nokia Technologies

Nokia’s current revenue recognition principles for license agreements, which contain future commitments to perform, are in line with IFRS 15 and continue to be recorded over time. Further, Nokia has determined that, upon transition to IFRS 15, one specific license agreement is a completed contract as it has no such future commitments (refer to Application of transition guidance below).

Application of transition guidance

In April 2014, Nokia entered into an agreement to license certain technology patents and patent applications owned by Nokia on the effective date of that agreement, on a non-exclusive basis, to a licensee, for a period of 10 years (the “License Agreement”). Contemporaneously and under the terms of the License Agreement, Nokia issued to the licensee an option to extend the technology patent license for remaining life of the licensed patents. Nokia received all cash consideration due for the sale of the 10-year license and option upon closing of the License Agreement. Management has determined that, upon transition to IFRS 15, the License Agreement is a completed contract. As such, in accordance with the transition requirements of the standard, Nokia continues to apply its prior revenue accounting policies, based on IAS 18, Revenue, and related interpretations, to the License Agreement. Under those policies, Nokia is recognizing revenue over the term of the License Agreement.

As of December 31, 2018, the balance of deferred revenue related to the License Agreement of EUR 825 million, recognized in advance payments and deferred revenue in the consolidated statement of financial position, is expected to be recognized as revenue through 2024.

Opening balance sheet adjustment and application of IFRS 15 in 2018

In accordance with the requirements of IFRS 15, Nokia has presented its customer contracts in the statement of financial position as either a contract asset or a contract liability, depending on the relationship between Nokia’s performance and the customer’s payment for each individual contract. On a net basis, a contract asset position represents where Nokia has performed by transferring goods or services to a customer before the customer pays consideration or before payment is due. Conversely, a contract liability position represents where a customer has paid consideration or payment is due, but Nokia has not yet transferred goods or services to the customer. Invoiced receivables represent unconditional rights to payment, and are presented separately on the statement of financial position. The IFRS 15 related adjustments to the year-end 2017 statement of financial position and the resulting 2018 opening balance sheet are presented in the first section of this note. Contract assets presented in the statement of financial position are current in nature while contract liabilities can be either current or non-current.

As disclosed in the second quarter 2018, management continued to evaluate presentation of contract assets and contract liabilities and as a result, determined that those financial statement line items may have been materially misstated in the January 1, 2018 opening balance sheet.  During the third quarter 2018, management completed the evaluation of the transactions and balances underlying the contract assets, contract liabilities and other line items potentially impacted by the adoption of IFRS 15 in the opening balance sheet. As a result of these procedures, we have revised our opening balance sheet and have disclosed the revisions in the table above. The adjustments had no impact on the prior year financial statements, the opening retained earnings adjustment required upon adoption of IFRS 15 and the 2018 consolidated income statement.

Adoption of the standard resulted in a post-tax decrease of retained earnings of EUR 16 million in the opening balance sheet of 2018, with offsetting entries in trade receivables and deferred revenue, subsequently subject to presentation on a net basis in contract assets and liabilities.

In 2018, the difference in the amount of revenue recorded by the application of IFRS 15 as compared to IAS 11, IAS 18 and related Interpretations that were in effect before the adoption of IFRS 15, is immaterial. Management identified its segment information and geographic areas as the relevant categories to present disaggregated revenue. Each reportable segment, as described in Note 3 Segment Information, operates in every geographic area as described in Note 4 Net Sales By Geographic Area. No operating segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

15. PERFORMANCE MEASURES (unaudited)

In the reporting of financial information, Nokia has adopted various performance measures of historical or future financial performance, position or cash flows other than those defined or specified under International Financial Reporting Standards (IFRS). These measures are not defined by IFRS and therefore may not be directly comparable with financial measures used by other companies, including those in Nokia’s industry. The following table provides summarized information on the performance measures included in this interim report.

Performance measure	Definition	Purpose
Key performance measures
Non-IFRS measures

Non-IFRS measures exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Refer to note 2, “Non-IFRS to reported reconciliation”.

We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the non-IFRS items that may not be indicative of Nokia’s business operating results. Non-IFRS operating profit is used in determining management remuneration.

Constant currency measures

When financial measures are reported on a constant currency basis, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency measures exclude the impact of changes in exchange rates during the current period in comparison to euro.

We provide additional information on a constant currency basis in order to better reflect the underlying business performance.
Other performance measures
Recurring/One-time measures

Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.

We use recurring/one-time measures to improve comparability between financial periods.
Total cash and current financial investments	Total cash and current financial investments consist of cash and cash equivalents and current financial investments.	Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and current financial investments

Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Refer to note 9, “Net cash and current financial investments”.

Net cash and current financial investments is used to indicate Nokia’s liquidity position after cash required to settle the interest-bearing liabilities.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia’s operating performance.
Adjusted profit/(loss) before changes in net working capital	Profit/(loss) for the period adjusted for the movements in non-cash items before changes in net working capital.	We use adjusted profit/(loss) before changes in net working capital to provide a structured presentation of cash flows.
Free cash flow

Net cash from operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.

Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.
Charges and cash outflows related to network equipment swaps	Charges and cash outflows related to product portfolio integration for key customers.	We use charges and cash outflows related to network equipment swaps to measure the progress of our integration and transformation activities.

16. SUBSEQUENT EVENTS (unaudited)

Nokia announced organizational changes to accelerate its strategy execution on October 25, November 22 and December 31, 2018. Nokia will revise its financial reporting structure to better reflect its strategy, organizational structure and the way it evaluates operational performance and allocates resources. As of the first quarter 2019, Nokia will have three reportable segments: (i) Networks, (ii) Nokia Software and (iii) Nokia Technologies. In addition, Nokia will disclose segment-level data for Group Common and Other.

For each reportable segment, Nokia will provide detailed financial disclosure, including net sales and operating profit. Additionally, Nokia will provide adjusted financial disclosure for its Networks and Nokia Software reportable segments, with amounts related to Nokia Technologies and Nokia Bell Labs allocated 85% to Networks and 15% to Nokia Software. This is also in accordance with industry practice and improves comparability with peer companies.

In addition, Nokia will provide net sales disclosure for the following businesses: (i) Mobile Access, (ii) Fixed Access, (iii) IP Routing and (iv) Optical Networks, which together comprise the new Networks reportable segment. Nokia will also provide separate net sales disclosure for its different customer types: (i) Communication Service Providers, (ii) Enterprises and (iii) Licensees. Net sales by region will be provided at the Nokia level.

To provide a basis for comparison, Nokia will present a recasting of financial results on an unaudited basis for all four quarters of 2018 prior to publishing its Q1 2019 financial report. Note that certain reclassifications will be made in order to reflect the new organizational structure of the company, the most significant of which are: (i) activities related to our cloud core offering will be reclassified from the former Mobile Networks business group and former Global Services reportable segment to the new Nokia Software reportable segment and (ii) activities related to the former Mobile Networks business group and former Global Services reportable segment that are not reclassified to the new Nokia Software reportable segment will be reported together under the new Mobile Access business.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G and our ability to capitalize on such rollout; and the overall readiness of the 5G ecosystem ; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our 2019-2020 cost savings program; L) expectations, plans or benefits related to future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout new products, including 5G; and M) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “see”, “target”, “estimate”, “designed”, “aim”, “plan”, “intend”, “influence”, “assumption”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.  Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 71 to 89 of our 2017 annual report on Form 20-F published on March 22, 2018 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This financial report was authorized for issue by management on January 30, 2019.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its “Nokia in 2018” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 12 of 2019. The annual report will be available at www.nokia.com/financials.

•                  Nokia plans to publish its first quarter 2019 results on April 25, 2019.

•                  Nokia’s Annual General Meeting 2019 is planned to be held on May 21, 2019.

•                  Nokia plans to publish its second quarter and half year 2019 results on July 25, 2019.

•                  Nokia plans to publish its third quarter and January-September 2019 results on October 24, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2019		Nokia Corporation

	By:	/s/ Esa Niinimäki
Name: Esa Niinimäki
Title: Vice President, Corporate Legal